Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

HC2 HOLDINGS 2, INC.,

CONTINENTAL INSURANCE GROUP, LTD.

and

CONTINENTAL GENERAL HOLDINGS LLC,

dated as of March 26, 2021

i

ii

Section 9.13	Release	64
Section 9.14	Non-Recourse	64
Section 9.15	Expenses	65
Section 9.16	Privileged Communications; Privilege	65

EXHIBITS

Exhibit A	Form of DBM Support Agreement
Exhibit B	Form of HC2 Support Agreement

SCHEDULES

Schedule I	Required Regulatory Approvals
Schedule 1.01	Consideration
Schedule 5.09(b)	Further Assurances

iii

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of March 26, 2021, is entered into by and among HC2 Holdings 2, Inc., a Delaware corporation (“Seller”), Continental Insurance Group, Ltd., a Delaware corporation (the “Company”), and Continental General Holdings LLC, a Michigan limited liability company (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of the Company;

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, all of the Shares (as defined below) (the “Acquisition”), upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Seller has adopted resolutions (i) determining that this Agreement, the Acquisition and the other transactions contemplated hereby are fair to, advisable and in the best interests of Seller and its stockholders and (ii) approving this Agreement, the Acquisition and the other transactions contemplated hereby; and

WHEREAS, concurrently with the execution of this Agreement and as a material inducement to Seller to enter into this Agreement, Percy Rockdale LLC has delivered to Purchaser the Equity Commitment Letter with respect to the Funded Consideration.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.01          Definitions.  As used in this Agreement, the following terms have the meanings set forth or as referenced below:

“2018 TDI Order” means the Governmental Order concerning CGIC and entered into with the TDI in connection with CGIC’s acquisition of Kanawha Insurance Company on July 31, 2018 (No. 2018-5594).

“Acquired Companies” means, collectively, the Company, CLTC and CGIC.

“Acquisition” has the meaning set forth in the Recitals.

“Acquisition Proposal” means any inquiry, indication of interest, proposal or offer from any Third Party outside of the ordinary course of business of the Acquired Companies relating to any (a) direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of (i) any of the Shares or the shares of capital stock of any of the Acquired Companies or (ii) any of the assets (including capital stock of Subsidiaries of any Acquired Company) of the Acquired Companies, (b) tender offer or exchange offer that, if consummated, would, or would reasonably be expected to, result in any Third Party owning, directly or indirectly, any of the outstanding Shares or the shares of capital stock of any of the Acquired Companies or (c) merger, consolidation, business combination, scheme of arrangement, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving any of the Acquired Companies pursuant to which any Third Party (or the shareholders or other securityholders of any Third Party) would, or would reasonably be expected to, own, directly or indirectly, (x) any of the Shares or the shares of capital stock of any of the Acquired Companies or (y) any equity interests of the surviving entity in a merger or the resulting direct or indirect parent of any Acquired Company or such surviving entity, other than, in each case, the Acquisition; provided that in no case shall any HC2 Transaction constitute an Acquisition Proposal.

“Action” means any civil or criminal action, claim, complaint, arbitration, binding mediation, suit or proceeding by or before any Governmental Authority, mediator, arbitrator or arbitration panel.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.  For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) with respect to the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.  Notwithstanding anything to the contrary contained herein, (i) prior to the Closing, none of HC2, Seller or any of their respective Subsidiaries (including the Acquired Companies) shall be deemed to be an Affiliate of Purchaser or Michael Gorzynski (and vice versa) and (ii) from and after the Closing, none of the Acquired Companies or any of their Subsidiaries shall be deemed to be an Affiliate of HC2, Seller or any of their respective Subsidiaries (and vice versa).

“Agent” has the meaning set forth in Section 3.19(a).

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means, collectively, the HC2 Support Agreement, the DBM Support Agreement and the Equity Commitment Letter.

“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 3.02(b).

“Benefit Plan” has the meaning set forth in Section 3.12(a).

“Books and Records” means originals or copies of the books, records and documents of, or maintained by, any of the Acquired Companies to administer, evidence or record information to the extent relating exclusively to the business or operations of any of the Acquired Companies; provided, however, that Books and Records includes Tax books, records and documents only to the extent such Tax books, records and documents are solely related to the Acquired Companies.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banks in New York, New York or Austin, Texas are authorized or required by Law to be closed for business.

“Cap” has the meaning set forth in Section 8.02(b)(iii).

“Cash Consideration” has the meaning set forth in Schedule 1.01 hereto.

“CGC” means Continental General Corporation, a Nebraska corporation.

“CGC-GAFRI SPA” means that certain Amended and Restated Stock Purchase Agreement, dated as of December 24, 2015, by and among HC2, CGC, and GAFRI.

“CGIC” means Continental General Insurance Company, a Texas domiciled life and health insurance company.

“CGIC Annual Statutory Financial Statements” has the meaning set forth in Section 3.07(a).

“CGIC Statutory Financial Statements” has the meaning set forth in Section 3.07(a).

“Claim Notice” has the meaning set forth in Section 8.05(a).

“Closing” means the closing of the Acquisition.

“Closing Date” has the meaning set forth in Section 2.02(a).

“CLTC” means Continental LTC, Inc., a Delaware corporation.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Material Adverse Effect” means (i) a material adverse effect on the assets, business, financial condition or results of operations of the Acquired Companies (taken as a whole); provided, however, that none of the following shall constitute or be deemed to contribute to a Company Material Adverse Effect, or shall otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be likely to occur:  any adverse effect arising out of or resulting from (a) any changes or proposed changes in Laws, GAAP or SAP or other applicable accounting rules, or in the interpretation or enforcement thereof, (b) any changes in general economic, business or regulatory conditions, including those generally affecting the long term care insurance or reinsurance industries or the industries in which any of the Acquired Companies operate, (c) any changes in United States or global financial, credit, banking, currency or capital markets or conditions, including changes in prevailing interest rates, currency exchange rates, currency fluctuations or price levels or trading volumes in the United States or foreign credit, banking, currency or capital markets, (d) any changes (A) in global or national political conditions or the outbreak or escalation of war, military action, sabotage, cyberattack or acts of terrorism, or (B) resulting from natural disasters, other acts of nature or Contagion Events, (e) any action or omission required of Seller or any of its Affiliates under this Agreement and the Ancillary Agreements or that are taken with the consent or at the request of Purchaser, or not taken because Purchaser did not give its consent, in connection with the transactions contemplated hereby and thereby, (f) any breach, violation or non-performance of any provision of this Agreement by Purchaser or any of its Affiliates, (g) any action taken (or failure to take action) by (A) any Acquired Company at the direction or instruction of Michael Gorzynski in any of his Official Capacities or (B) Purchaser or any of its Affiliates in violation of this Agreement (in the case of the foregoing clause (A), other than any action (or failure to take action) expressly required pursuant to the terms of this Agreement), (h) the identity of Purchaser or its Affiliates, (i) any failure (in and of itself) by the Company to meet any revenue, earnings or other financial projections or forecasts (but not the facts or circumstances giving rise to such failure unless otherwise excluded from the definition of Company Material Adverse Effect), (j) the execution, announcement or pendency of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby (other than any event that would result in a breach of Section 3.06), (k) changes in the value of investment assets of the Acquired Companies or (l) item set forth in the Seller Disclosure Schedule; provided, however, that with respect to the foregoing clauses (a), (b), (c) and (d), such adverse effect, alone or in combination, may be deemed to constitute or contribute to a Company Material Adverse Effect, or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be likely to occur, but only to the extent such adverse effect disproportionately affects the Acquired Companies, taken as a whole, relative to other participants in industries in which the Acquired Companies operate or (ii) any event that would prevent or materially delay or impair the ability of Seller to effect the Acquisition (other than any such event arising out of any action taken (or failure to take action) by (x) any Acquired Company at the direction or instruction of Michael Gorzynski in any of his Official Capacities or (y) Purchaser or any of its Affiliates in violation of this Agreement (in the case of the foregoing clause (x), other than any action (or failure to take action) expressly required pursuant to the terms of this Agreement)).

“Competing Business” has the meaning set forth in Section 5.11(a)(i).

“Confidentiality Agreement” means the Letter Agreement, dated as of December 14, 2020, by and between HC2 and MG Capital Management Ltd.

“Consideration” means, collectively, the Cash Consideration, the Funded Consideration and the Securities Consideration.

“Contagion Event” means the outbreak and ongoing effects of contagious disease, epidemic or pandemic (including COVID-19) or any worsening of such matters or any declaration of martial law, quarantine or similar directive, policy or guidance or other action by any Governmental Authority or quasi-governmental authority in response thereto.

“Contract” means, with respect to any Person, any written or binding and enforceable oral agreement, contract, lease, instrument or other legally binding obligation to which such Person is a party or is otherwise subject or bound.

“DBM Board” means the board of directors of DBM Global.

“DBM CoD” means the Certificate of Designation of Series A Fixed-to-Floating Rate Perpetual Preferred Stock of DBM Global, dated November 30, 2018.

“DBM Global” means DBM Global Intermediate Holdco Inc., a Delaware corporation.

“DBM Preferred Stock” means each share of Series A Fixed-to-Floating Rate Perpetual Preferred Stock, par value $0.001 per share, of DBM Global held or owned by any of the Acquired Companies as of immediately prior to the Closing.

“DBM Support Agreement” means the Support Agreement between HC2, Purchaser and CGIC substantially in the form of Exhibit A.

“Deductible” has the meaning set forth in Section 8.02(b)(i).

“De Minimis Amount” has the meaning set forth in Section 8.02(b)(ii).

“Electronic Data Room” means the electronic data room entitled “CGIC Data Room” hosted by Box, established by or on behalf of Seller, with respect to the Acquired Companies, as the same exists as of two (2) days prior to the date of this Agreement.

“Employee” means each individual who is or was employed by any Acquired Company.

“Encumbrance” means any security interest, pledge, mortgage, lien, encumbrance, deed of trust, hypothecation, right of first refusal, restriction (including transfer or voting restrictions) or charge of any nature whatsoever.

“Equity Commitment Letter” has the meaning set forth in Section 4.07(a).

“Equity Financing” has the meaning set forth in Section 4.07(a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity which is considered a single employer with Seller, any Acquired Company or any of their respective Affiliates under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Expense Reimbursement Termination Event” has the meaning set forth in Section 7.03(b).

“Family Member” means, with respect to any natural Person, any spouse, parent, grandparent, child, grandchild, aunt, uncle, cousin or sibling (whether by blood or adoption and including in-laws).

“Fraud” means with respect to any party, the knowing and intentional misrepresentation of facts which constitutes common law fraud under the laws of the State of New York.

“Funded Consideration” has the meaning set forth in Schedule 1.01 hereto.

“GAAP” means generally accepted accounting principles and practices in the United States.

“GAFRI” means Great American Financial Resources, Inc., a Delaware corporation.

“Governmental Authority” means any national, state, regional or local governmental, legislative, judicial, administrative or regulatory authority, agency, commission, body or court.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HC2” means HC2 Holdings, Inc., a Delaware corporation.

“HC2 Board” means the board of directors of HC2.

“HC2 CoDs” means, (i) the Certificate of Amendment to the Certificate of Designation of Series A Convertible Participating Preferred Stock and (ii) the Certificate of Designation of Series A-2 Convertible Participating Preferred Stock, in each case, of HC2, dated January 5, 2015.

“HC2 Preferred” means each share of Series A or Series A-2 convertible participating preferred stock, par value $0.001 per share, of HC2 held or owned by any of the Acquired Companies as of immediately prior to the Closing.

“HC2 Shares” means shares of common stock, par value $0.001 per share, of HC2.

“HC2 Support Agreement” means the Support Agreement between HC2, Purchaser and CGIC substantially in the form of Exhibit B.

“HC2 Transaction” means (a) the entry by HC2 into any merger agreement, scheme of arrangement, stock purchase agreement, asset purchase agreement, acquisition agreement, option agreement, exchange offer or similar agreement pursuant to which any Third Party would, directly or indirectly, acquire or purchase, in a single transaction or a series of transactions, any HC2 Shares, (b) the recommendation of the HC2 Board to the stockholders of HC2 of any tender offer or exchange offer that, if consummated, would, or would reasonably be expected to, result in any Third Party owning, directly or indirectly, any HC2 Shares or (c) any merger, consolidation, business combination, scheme of arrangement, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving HC2 pursuant to which any Third Party (or the shareholders of any Third Party) would, or would reasonably be expected to, own, directly or indirectly, any (i) HC2 Shares or (ii) equity interests of the surviving entity in a merger or the resulting direct or indirect parent of HC2 or such surviving entity.

“Indemnified Party” has the meaning set forth in Section 8.05(a).

“Indemnifying Party” has the meaning set forth in Section 8.05(a).

“Insurance Contract” means any insurance policy, contract or binder contract or binder, in each case, together with all amendments, endorsements, supplements, applications or riders thereto, issued, entered into, reinsured, or assumed by CGIC in the conduct of its business (other than the Reinsurance Agreements and Agent Contracts).

“Intellectual Property” means, collectively, all registered and unregistered (a) Trademarks, (b) copyrights and copyright applications, (c) patents and patent applications, (d) Trade Secrets, and (e) other similar intellectual property or proprietary rights, together with the goodwill associated with any of the foregoing.

“Intercompany Account” means any intercompany account balance outstanding as of immediately prior to the Closing between (a) any of the Acquired Companies, on the one hand, and (b) HC2 or any of its Subsidiaries (other than the Acquired Companies) or any of their respective directors, officers or employees (other than Michael Gorzynski), on the other hand.

“Intercompany Agreement” means any intercompany Contract between (a) any of the Acquired Companies, on the one hand, and (b) HC2 or any of its Subsidiaries (other than the Acquired Companies) or any of their respective directors, officers or employees (other than Michael Gorzynski), or any Affiliate of any of the foregoing, on the other hand.

“Investment Assets” means the investment assets beneficially owned by CGIC that are of the type required to be disclosed in Schedules A through E of the CGIC Annual Statutory Financial Statements.

“IRS” means the Internal Revenue Service.

“KPIs” has the meaning set forth in Section 5.10(g).

“Knowledge” means, as it relates to any fact or other matter, with respect to (a) Seller, the actual knowledge of the natural Persons listed in Section 1.01(a) of the Seller Disclosure Schedule of such fact or matter as of the date hereof, in each case, after reasonable inquiry of his or her direct reports and (b) Purchaser, the actual knowledge of the directors and officers of Purchaser of such fact or matter as of the date hereof, in each case, after reasonable inquiry of his or her direct reports.

“Law” means any national, regional, state, county, local or foreign law, statute, ordinance, regulation, code, rule, order, judgment, decree, injunction, award, directive, constitution, treaty or other legally binding obligation imposed, enacted, promulgated, issued, enforced or entered by or on behalf of a Governmental Authority and applicable to any Person or such Person’s businesses, properties or assets.

“Lease” means any lease, sublease or occupancy agreement for real property of the Acquired Companies.

“Losses” means any damage, loss, liability, obligation, penalty, fine or expense (including reasonable and documented out-of-pocket expenses of investigation, enforcement and collection and reasonable and documented attorneys’ and accountants’ fees and expenses); provided, however, that Losses hereunder shall not include (x) punitive, exemplary, indirect or special damages, other than any such damages actually paid to a Third Party in respect of a Third Party Claim or (y) consequential damages, lost profits or diminution in value, other than any such consequential damages, lost profits or diminution in value that are the reasonably foreseeable result of the event, matter and/or breach that gave rise thereto.

“Material Contract” has the meaning set forth in Section 3.16(a).

“Money Laundering Laws” has the meaning set forth in Section 3.09(d).

“New York Courts” has the meaning set forth in Section 9.06(b).

“Official Capacity” means Michael Gorzynski’s capacity as (a) a director and chairman of the board of directors of each of the Acquired Companies; (b) Executive Chairman and President of each of the Company and CLTC; and (c) any other position at any Acquired Company that Michael Gorzynski assumes following the date hereof.

“Outside Date” has the meaning set forth in Section 7.01(b).

“Permits” means all licenses, permits, waivers, orders, registrations, consents and other authorizations and approvals of or by a Governmental Authority, including any of the foregoing required (a) with respect to Seller or Purchaser, as the case may be, to perform its obligations hereunder or consummate the transactions contemplated hereby, and (b) with respect to an Acquired Company, to carry on its business and operations substantially as currently conducted under Law.

“Permitted Encumbrances” means (a) any Encumbrances disclosed in the CGIC Annual Statutory Financial Statements (including in the notes thereto), (b) liens for Taxes, assessments and other governmental charges not yet due and payable or due and being contested in good faith for which adequate accruals have been made, (c) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the ordinary course of business, (d) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (e) Encumbrances incurred or deposits required by the insurance Governmental Authority of any applicable jurisdiction or made to a Governmental Authority in connection with a Permit, (f) clearing and settlement Encumbrances on securities and other investment properties incurred in the ordinary course of clearing and settlement transactions in such securities and other investment properties and holding them with custodians, (g) Encumbrances recorded against the Leases, (h) landlords’ or lessors’ liens under the Leases, (i) Encumbrances that would not, individually or in the aggregate, reasonably be likely to materially impair the value, or materially interfere with the use, of the applicable property and (j) any Encumbrances arising under applicable corporation or securities Law due to the status of Purchaser.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a joint venture, a trust or other entity or organization, including a Governmental Authority.

“Personal Information” means any information that identifies or can be used to identify, contact or locate the specific Person to whom such information pertains, including any such information that is:  (a) defined as “non-public personal information” under the Gramm-Leach-Bliley Act; (b) defined as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and all implementing regulations; (c) identified in subparts (2) or (3) of the definition of “nonpublic information” under the New York Cybersecurity Requirements for Financial Companies (23 NYCRR 500); and (d) payment card information subject to Payment Card Industry Data Security Standards.

“Privileged Communications” has the meaning set forth in Section 9.16.

“Purchase Price” has the meaning set forth in Section 2.01.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.01, Section 4.02 and Section 4.09.

“Purchaser Indemnified Parties” has the meaning set forth in Section 8.02(a).

“Purchaser Material Adverse Effect” means any failure of, or any material impairment or delay in, the ability of Purchaser to perform its material obligations, covenants or agreements under this Agreement or the Ancillary Agreements.

“Reinsurance Agreements” has the meaning set forth in Section 3.18(a).

“Representatives” means directors, managers, officers, employees, equityholders, partners, members, auditors, attorneys and financial advisors and other agents or advisors.

“Restricted Period” has the meaning set forth in Section 5.11(a)(i).

“SAP” means, as to any Person, the statutory accounting principles and practices prescribed or permitted or in effect at the applicable time by the applicable insurance Law or the Governmental Authorities responsible for the regulation of insurance companies in the jurisdiction in which such Person is domiciled, applied on a consistent basis during the applicable time.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Consideration” has the meaning set forth in Schedule 1.01 hereto.

“Seller” has the meaning set forth in the Preamble.

“Seller Burdensome Condition” has the meaning set forth in Section 5.04(b).

“Seller Consolidated Companies” means the Company and CLTC.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser in connection with the execution and delivery of this Agreement.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.25 and Section 3.26.

“Seller Indemnified Parties” has the meaning set forth in Section 8.03(a).

“Seller Parties” has the meaning set forth in Section 9.16.

“Seller Releasee” has the meaning set forth in Section 9.13.

“Shares” has the meaning set forth in Section 2.01.

“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP and its Affiliates.

“Subsidiary” means with respect to any entity, any other entity as to which such first entity owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests.

“Survival Period End Date” has the meaning set forth in Section 8.01(a).

“Tax” or “Taxes” means any and all taxes, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income, profits, alternative minimum, estimated, payroll, employee withholding, social security, sales, use, ad valorem, value added, excise, franchise, premium, gross receipts, stamp, transfer, net worth, and other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing.

“Tax Returns” means any and all returns, reports, statements, certificates, schedules or claims for refund of or with respect to any Tax which is supplied to any Governmental Authority responsible for the administration or the imposition of any Tax, including any and all attachments, amendments, supporting workpapers and supplements thereto.

“TDI” means the Texas Department of Insurance.

“Third Party” means any Person or group (as defined in Section 13(d)(3) of the Exchange Act), other than (i) Purchaser, (ii) MG Capital Management Ltd., (iii) Michael Gorzynski, (iv) any Family Member of Michael Gorzynski or (v) any Affiliate of any of the foregoing.

“Third Party Claim” has the meaning set forth in Section 8.05(b).

“Trade Secrets” means non-public information that derives its commercial value from being confidential, including any of the following that meet the foregoing requirements: ideas, know-how, inventions, processes, formulae, models, methodologies and algorithms.

“Trademarks” means trademarks, trade names, trade dress, service marks, assumed names, brand names, business names, corporate names, logos, slogans, Internet domain names and any other indicia of source or origin, and all applications, registrations and renewals thereof.

“Transaction Costs” has the meaning set forth in Section 7.03(b).

“Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including sales, use, excise, value-added, gross receipts, registration, real estate, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.

“Treasury Regulations” means the regulations promulgated under the Code.

Section 1.02          Interpretation.

(a)          As used in this Agreement, references to the following terms have the meanings indicated:

(i)          to the Preamble or to the Recitals, Sections, Articles, Exhibits or Schedules are to the Preamble or a Recital, Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise clearly indicated to the contrary;

(ii)          to any Contract (including this Agreement) or “organizational document” are to the Contract or organizational document as amended, modified, supplemented, restated or replaced from time to time;

(iii)          to any Law are to such Law as amended, modified, supplemented or replaced from time to time and all rules and regulations promulgated thereunder, and to any section of any Law include any successor to such section;

(iv)          to any Governmental Authority include any successor to the Governmental Authority and to any Affiliate include any successor to the Affiliate;

(v)          to any “copy” of any Contract or other document or instrument are to a true and complete copy thereof;

(vi)          to “hereof,” “herein,” “hereunder,” “hereby,” “herewith” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement, unless otherwise clearly indicated to the contrary;

(vii)          to the “date of this Agreement,” “the date hereof” and words of similar import refer to March 26, 2021; and

(viii)          to “this Agreement” include the Exhibits and Schedules (including the Seller Disclosure Schedule) to this Agreement.

(b)          Any documents and agreements which have been posted to the Electronic Data Room shall be deemed to have been “delivered,” “provided,” or “made available” (or any phrase of similar import) to Purchaser by Seller.

(c)          Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  The word “or” need not be disjunctive.  Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular.  All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. The word “shall” shall be construed to have the same meaning and effect as the word “will”, unless the context otherwise requires.

(d)          Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty.  Unless otherwise indicated, the word “day” shall be interpreted as a calendar day.  With respect to any determination of any period of time, unless otherwise set forth herein, the word “from” means “from and including” and the word “to” means “to but excluding.”

(e)          The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(f)          References to a “party” hereto means Seller or Purchaser and references to “parties” hereto means Seller and Purchaser unless the context otherwise requires.

(g)          References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.

(h)          The parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i)          No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement.

(j)          All capitalized terms used without definition in the Exhibits and Schedules (including the Seller Disclosure Schedule) to this Agreement shall have the meanings ascribed to such terms in this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.01          Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of the issued and outstanding shares of capital stock of the Company as of the Closing (the “Shares”), free and clear of all Encumbrances (other than restrictions on transfer imposed by federal and state insurance and securities Laws) for the Consideration (the “Purchase Price”).

Section 2.02          Closing.

(a)          The Closing shall take place (i) at the offices of Skadden, One Manhattan West, New York, New York at 9:00 a.m., Eastern time, on the third (3rd) Business Day following full satisfaction or due waiver, by the party entitled to waive the same, of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time).  The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)          Immediately prior to the Closing, the Securities Consideration and the Cash Consideration shall be paid, delivered or otherwise transferred to Seller as set forth in Schedule 1.01 hereto.

(c)          At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following:

(i)          the executed certificate(s) described in Sections 6.02(a) and (b);

(ii)          certificates representing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in proper form for transfer on the stock transfer books of the Company;

(iii)          a certificate under Section 1445(b)(2) of the Code providing that Seller is not a foreign Person, which complies with requirements for such a certification under Section 1445 of the Code and the Treasury Regulations promulgated thereunder; and

(iv)          copies of each of the DBM Support Agreement and HC2 Support Agreement, duly executed and delivered by HC2 and CGIC.

(d)          At the Closing, Purchaser shall deliver or cause to be delivered the following:

(i)          the executed certificate(s) described in Sections 6.03(a) and (b) to Seller;

(ii)          the Funded Consideration in the manner set forth in Schedule 1.01 hereto;

(iii)          an executed cross-receipt for the Shares delivered at the Closing to Seller; and

(iv)          copies of each of the DBM Support Agreement and HC2 Support Agreement, duly executed and delivered by Purchaser, to HC2 and CGIC.

Section 2.03          Withholding. The payment of the Consideration under this Agreement shall be made free and clear, and without deduction or withholding, of any Taxes, except to the extent required by Law, in which case (a) the withholding party will provide at least five Business Days’ prior written notice to the other party, including a reasonably detailed explanation therefor, and will reasonably cooperate with such other party to reduce or eliminate any such withholding and (b) to the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to Seller.  Notwithstanding the foregoing, as of the date hereof, Purchaser is not aware of any amount of Taxes required to be withheld from the payment of the Consideration to Seller and will not withhold any amounts from such payment absent a change in Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC by HC2 or its controlled Affiliates on or after December 31, 2018 on the SEC’s Electronic Data Gathering Analysis and Retrieval system and publicly available no less than two (2) days prior to the date of this Agreement (but excluding any (x) forward-looking disclosure set forth in any section titled “Risk Factors” or (y) “forward-looking statements” within the meaning of the Securities Act or the Exchange Act) or as set forth in the Seller Disclosure Schedule, Seller represents and warrants to Purchaser as follows:

Section 3.01          Organization and Authority.  Seller is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Seller has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder.

Section 3.02          Binding Effect.

(a)          The execution and delivery of this Agreement and the Ancillary Agreements by Seller, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Agreement to be executed at the Closing (and the performance thereunder and the transactions contemplated thereby), will be) duly and validly approved by all requisite corporate action on the part of Seller and no additional corporate proceedings on the part of Seller or any of its Affiliates or any of their respective stockholders are necessary to approve or authorize, as applicable, this Agreement and the Ancillary Agreements, the performance of Seller’s obligations hereunder or thereunder or the consummation of the transactions contemplated hereby.

(b)          This Agreement has been, and each of the Ancillary Agreements will be, duly executed and delivered by each of Seller and, in the case of the applicable Ancillary Agreements, CGIC.  Assuming the due authorization, execution and delivery by Purchaser, this Agreement constitutes and, when executed, each of the Ancillary Agreements will constitute, the valid and binding obligation of each of Seller and, in the case of the applicable Ancillary Agreements, CGIC, enforceable against each of Seller and, in the case of the applicable Ancillary Agreements, CGIC, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, preference and other similar laws affecting creditors’ rights generally, and by general principles of equity (regardless of whether enforcement is sought in equity or at law) (the “Bankruptcy and Equity Exceptions”).

Section 3.03          Organization, Qualification and Authority of the Acquired Companies.  Each of the Acquired Companies is duly incorporated or formed, validly existing and in good standing (if applicable) under the laws of the State of its jurisdiction of incorporation or formation.  Each of the Acquired Companies (a) has all requisite power and authority to own, lease or otherwise hold its assets and to carry on its business as currently conducted and (b) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except, in the case of the foregoing clause (b), where the failure to be so qualified would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The organizational documents of each of the Acquired Companies have been made available to Purchaser, and none of the Acquired Companies is in violation in any material respect of its organizational documents.

Section 3.04          Capital Structure; Ownership of the Acquired Companies.

(a)          The authorized capital stock of the Company consists of 500,000 shares of common stock, par value $0.001 per share, of which 100 shares are issued and outstanding and 100,000 shares of preferred stock, par value $0.001 per share, of which none are outstanding.  The authorized capital stock of CLTC consists of 500,000 shares of common stock, par value $0.001 per share, of which 100 shares are issued and outstanding and 100,000 shares of preferred stock, par value $0.001 per share, of which none are outstanding.  The authorized capital stock of CGIC consists of 6,500,000 shares of common stock, par value $1.00 per share, of which 4,196,559 shares are issued and outstanding.  The Shares and the capital stock or other equity interests of CLTC and CGIC (except to the extent such concepts are not applicable under Law) have been duly authorized and validly issued and are fully paid and non-assessable.  Except for this Agreement, there are no preemptive or other outstanding rights, options, warrants, subscriptions, puts, calls, conversion rights or agreements or commitments of any character relating to the authorized and issued, unissued or treasury shares of capital stock, or other equity or voting interests, of any Acquired Company.  The Shares and the capital stock or other equity interests of CLTC and CGIC have not been issued in violation of any Laws, any preemptive rights or the Acquired Companies’ respective organizational documents.  No Acquired Company has any debt securities outstanding that have voting rights or are exercisable or convertible into, or exchangeable or redeemable for, or that give any Person a right to subscribe for or acquire, capital stock or other equity interest of that Acquired Company.  There are no obligations, contingent or otherwise, to repurchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any Shares or capital stock or other equity interest of CLTC or CGIC.  There are no shares of capital stock or other equity or voting interests of any Acquired Company reserved for issuance. There are no voting trusts, voting agreements, proxies, shareholders’ agreements or other similar instruments restricting or relating to the rights of any of the capital stock or other equity interests of any Acquired Company to vote, transfer or receive dividends with respect to any such shares or equity interests or with respect to the management or control of any Acquired Company.

(b)          Seller owns all of the Shares, the Company owns all of the capital stock or other equity interests of CLTC, and CLTC owns all of the capital stock or other equity interests of CGIC, in each case of record and beneficially, free and clear of all Encumbrances (other than restrictions on transfer imposed by federal and state insurance and securities Laws).  No Acquired Company owns, directly or indirectly, any capital stock or other equity or voting interest of any Person, has any direct or indirect equity or ownership interest in any business or is a member of or participant in any partnership, joint venture or other entity (other than CLTC and CGIC, and securities and other assets acquired for investment purposes in the ordinary course of business). At the Closing, Purchaser will acquire good and valid title to the Shares, free and clear of all Encumbrances (other than restrictions on transfer imposed by federal and state insurance and securities Laws and any Encumbrances created by Purchaser or its Affiliates).

Section 3.05          Governmental Filings and Consents.  Except as otherwise required as a result of the identity of Purchaser or its Affiliates, no consents, approvals, authorizations, waivers or permits of, or filings with or notifications to, or registrations or expirations of waiting periods with, any Governmental Authority are required to be made or obtained at or prior to the Closing by Seller or any Acquired Company in connection with the execution, delivery or performance by Seller of this Agreement or the Ancillary Agreements or to consummate the transactions contemplated hereby or thereby, except for (a) consents, approvals, authorizations, waivers, permits, filings, notifications and registrations set forth in Section 3.05 of the Seller Disclosure Schedule and (b) other consents, approvals, authorizations, waivers, permits, filings, notifications or registrations the failure of which to make with or obtain from the applicable Governmental Authority would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

Section 3.06          No Violations.  Subject to the making of the filings and registrations and receipt of the consents, approvals, authorizations, waivers, permits, filings and notifications referred to in Section 3.05 and the expiration of related waiting periods and except as otherwise required as a result of the identity of Purchaser or its Affiliates, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a)          conflict with, constitute a breach or violation of, or give rise to any right of termination, suspension, revocation or cancellation under, or forfeiture of, as applicable, any material Permit of Seller or any Acquired Company;

(b)          conflict with, constitute a breach or violation of, or a default under, or give rise to any Encumbrance (other than Permitted Encumbrances) or any acceleration of remedies, penalty, increase in benefit payable or right of termination, suspension, revocation or cancellation under, or forfeiture of, as applicable, any Law or Governmental Order or any Material Contract, Benefit Plan, Lease, Reinsurance Agreement or Insurance Contract of Seller or any Acquired Company, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect; or

(c)          constitute a breach or violation of, or a default under, the organizational documents of Seller or any Acquired Company.

Section 3.07          Financial and Statutory Statements; No Undisclosed Liabilities.

(a)          Seller has made available to Purchaser prior to the date hereof copies of (i) the audited annual statutory financial statements of CGIC as of and for the years ended 2018 and 2019 (the “CGIC Annual Statutory Financial Statements”) and (ii) the unaudited quarterly statutory financial statements of CGIC as of and for the quarterly period ended September 30, 2020 (collectively with the CGIC Annual Statutory Financial Statements, the “CGIC Statutory Financial Statements”).  Subject to the notes thereto, the CGIC Statutory Financial Statements (A) were prepared, in all material respects, in accordance with the books and records and all Laws and SAP consistently applied during the periods involved and (B) present fairly, in all material respects, the statutory financial position and the statutory results of operations, capital and surplus of CGIC as of the respective dates and for the respective periods referred to in the CGIC Statutory Financial Statements, subject to normal year-end adjustments.

(b)          Except for those liabilities (i) that are reflected or reserved against in the CGIC Statutory Financial Statements, (ii) incurred in the ordinary course of business since December 31, 2019, (iii) incurred by or on behalf of an Acquired Company in connection with this Agreement or the transactions contemplated hereby or (iv) that would not, individually or in the aggregate, reasonably expected to be material to the Acquired Companies (taken as a whole), the Acquired Companies have no liabilities that would be required by GAAP to be reflected on a balance sheet of the Acquired Companies (or disclosed in the notes thereto).

(c)          The Acquired Companies maintain a system of accounting and internal controls that is designed to provide reasonable assurances that: (i) material transactions are executed with management’s authorization, (ii) material transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and SAP, and (iii) the reporting of assets is compared with existing assets at regular intervals and appropriate action is taken with respect to any differences.

(d)          Since December 31, 2018, no material deficiency in respect of the CGIC Statutory Financial Statements has been asserted to HC2 in writing or, to the Knowledge of HC2, otherwise by a Governmental Authority that has not been cured or otherwise resolved to the satisfaction of such Governmental Authority without imposition of any material penalty, condition or obligation on any Acquired Company. Since December 31, 2018, none of the Acquired Companies nor any of their respective Affiliates have received any material written complaint, allegation, assertion or claim from any Governmental Authority or from their auditors or actuaries (i) regarding the accounting, reserving or auditing practices, procedures, methodologies or methods of the Acquired Companies or their respective internal accounting controls, alleging that any Acquired Company has engaged in questionable accounting, reserving or auditing practices; (ii) that there is any significant deficiency or material weakness in the design or operation of any Acquired Company’s internal controls over financial reporting which is reasonably likely to adversely affect such Acquired Company’s ability to record, process, summarize and report financial information; or (iii) that there has been any fraud, whether or not material, that involves management or other employees of any Acquired Company or any of their respective Affiliates who have a significant role in such Acquired Company’s internal control over financial reporting.

Section 3.08          Absence of Certain Changes.  Except to the extent arising out of or relating to the transactions contemplated by this Agreement, or actions reasonably taken in response to any Contagion Event, (a) since December 31, 2019 through the date of this Agreement, the business of the Acquired Companies has been operated in the ordinary course of business in all material respects and (b) since December 31, 2019 through the date of this Agreement, no Company Material Adverse Effect has occurred.

Section 3.09          Compliance with Laws; Permits.

(a)          Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, no Acquired Company (i) is or, at any time since December 31, 2018 has been, in violation of any Law nor (ii) has received, at any time since December 31, 2018, any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of such Acquired Company to comply with, any Law that has not been remedied.

(b)          Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) each Acquired Company holds and maintains in full force and effect all Permits required to conduct its business in the manner and in all such jurisdictions as it is currently conducted, (ii) each Acquired Company is in compliance with all such Permits, and (iii) no Acquired Company has received, at any time since December 31, 2018, any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of such Acquired Company to comply with, any term or requirement of any such Permit that has not been remedied.

(c)          The Acquired Companies conduct their insurance operations through CGIC.  CGIC has a Permit as an insurance company (i) under the laws of the State of Texas and (ii) in each other jurisdiction where it is required to have such an authorization, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.  There is no pending or, to the Knowledge of Seller, threatened in writing revocation, suspension or involuntary non-renewal of any of such Permit, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. CGIC is not “commercially domiciled” under the Laws of any jurisdiction, other than its current jurisdiction of organization.

(d)          Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) the operations of the Acquired Companies are, and since December 31, 2018 have been, conducted in compliance with applicable money laundering Laws and any related or similar Laws (collectively, the “Money Laundering Laws”) and (ii) no Action by or before any Governmental Authority involving any Acquired Company with respect to the Money Laundering Laws is pending or, to the Knowledge of Seller, threatened in writing.

(e)          Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, none of the Acquired Companies nor, to the Knowledge of Seller, any director, officer or employee of any Acquired Company has since December 31, 2018 (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee, including with the intention of improperly influencing any act or decision of such official; or (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977.

(f)          Since December 31, 2018, each Acquired Company has filed all material Contracts, reports, statements, documents, registrations, filings and submissions required to be filed by such Acquired Company with any state insurance Governmental Authority, and all such Contracts, reports, statements, documents, registrations, filings and submissions were timely filed (taking into account any applicable extensions) and materially complied with Laws in effect when filed and no deficiencies have been asserted in writing or, to the Knowledge of HC2, otherwise by any such Governmental Authority with respect to same.  Seller has made available to Purchaser any draft, interim, preliminary, or final reports of examination (including financial, market conduct and similar examinations) of the Acquired Companies from any insurance Governmental Authority, in any case, since December 31, 2018, and all deficiencies or violations noted in such reports have been resolved to the reasonable satisfaction of the insurance Governmental Authority that noted such deficiencies or violations without imposition of any material penalty, condition or obligation.  To the Knowledge of the Seller, there are no (i) examinations, investigations or material inquiries by any state insurance regulatory examiners in progress with respect to any of the Acquired Companies (other than normal and customary inquiries from state insurance Governmental Authorities) or (ii) such examinations, investigations or material inquiries (other than normal and customary inquiries) pending or scheduled with respect to any of the Acquired Companies.

Section 3.10          Litigation; Governmental Orders.

(a)          There is no Action pending or, to the Knowledge of Seller, threatened against (i) any Acquired Company or its business or any of its properties or assets (other than any ordinary course litigation arising out of the Insurance Contracts) or (ii) Seller or any of its Affiliates (other than the Acquired Companies) or any of their respective properties or assets, in each case, to the extent related to the business, properties or assets of the Acquired Companies, in each case, that (A) involves a claim in excess of $100,000 or (B) involves a claim for injunctive relief that would reasonably be likely to have a Company Material Adverse Effect.

(b)          No Acquired Company is subject to any Governmental Order applicable to that Acquired Company, its business or any of its properties or assets that imposes ongoing and continuing obligations or restrictions, other than any Governmental Order that (i) would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or (ii) is generally applicable to all Persons in businesses similar to that of the Acquired Companies.

(c)          There is no Action pending or, to the Knowledge of Seller, threatened, or any outstanding Governmental Order, against Seller or any of its Affiliates that (i) challenges the validity or enforceability of this Agreement or the Ancillary Agreements, (ii) seeks to enjoin or prohibit the consummation of the transactions contemplated hereby or thereby or (iii) would reasonably be expected to materially impair or delay the ability of Seller to promptly obtain the consents, approvals, authorizations, waivers, permits, filings, notifications, registrations and expirations of waiting periods set forth in Section 3.05 of the Seller Disclosure Schedule.

Section 3.11          Taxes.  Except for failures which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect:

(a)           (i) All Tax Returns required to be filed by each of the Acquired Companies have been timely filed (taking into account any extensions of time within which to file), (ii) all such Tax Returns were true, correct and complete in all respects and (iii) all Taxes owed by the Acquired Companies have been timely paid, other than Taxes being contested in good faith and adequately reserved for in the CGIC Statutory Financial Statements. CGIC is, and at all relevant times has been, eligible to file its federal income Tax Returns on Form 1120-L.

(b)          Each Acquired Company has complied with all applicable Tax Laws with respect to the withholding of Taxes.

(c)          No Acquired Company has any liability for Taxes of any Person (other than an Acquired Company) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or non-United States Law. No Acquired Company has any liability for Taxes of any Person by reason of a Contract, other than office space leases and leases for office equipment entered into in the ordinary course of business containing customary Tax allocation or gross-up provisions.

(d)          No Encumbrances for Taxes have been filed against any of the Acquired Companies, except for Permitted Encumbrances.

(e)          There are no pending or, to the Seller’s Knowledge, threatened Actions by any Governmental Authority with respect to any Taxes of an Acquired Company. There are no written requests for rulings or determinations in respect of any Taxes pending between an Acquired Company and any Governmental Authority.

(f)          None of the Acquired Companies has entered into a closing agreement or other similar agreement with a Governmental Authority relating to Taxes of such Acquired Company with respect to a taxable period for which the statute of limitations is still open.

(g)          None of the Acquired Companies has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that remains in force (other than extensions of the due date of Tax Returns filed in the ordinary course of business).

(h)          Each Acquired Company has been taxable as a corporation under Subchapter C of the Code with respect to any taxable period for which the statute of limitations is still open.

(i)          No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in a distribution within the past two (2) years or which could constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Acquisition.

(j)          No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-United States Tax Laws) executed on or prior to the Closing Date, (C) installment sale or open transaction entered into or made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date (other than insurance premiums and similar amounts).

(k)          No claim has ever been made by a Governmental Authority in a jurisdiction where an Acquired Company does not file Tax Returns that the Acquired Company is or may be subject to Tax in that jurisdiction.

(l)          No Acquired Company has participated or engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any corresponding or similar provision of state, local or non-United States Tax Laws).

Except for other representations and warranties herein expressly relating to Tax matters, notwithstanding any other representation or warranty in this Article III, (i) the representations and warranties in this Section 3.11 constitute the sole and exclusive representations and warranties of Seller relating to Taxes of the Acquired Companies and (ii) nothing in this Agreement (including this Section 3.11) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitation on (or availability of) any Tax attribute (including methods of accounting) of any of the Acquired Companies.

Section 3.12          Employee Benefits.

(a)          Section 3.12(a) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of each material Benefit Plan.  “Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, or any other benefit plan, program or arrangement, including any employment, severance, deferred-compensation, retirement, welfare-benefit, bonus, incentive, termination, paid-time off, retention, change-in-control or fringe benefit plan, policy, program, agreement or arrangement or any stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan, in each case, that is sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Companies for the benefit of any of the Employees or with respect to which any of the Acquired Companies have any obligation or liability, contingent or otherwise.

(b)          Seller has made available to Purchaser prior to the date hereof with respect to each Benefit Plan (i) all written documents comprising the material terms thereof (including amendments relating thereto), (ii) the most recent Federal Form 5500 series (including all schedules thereto) filed with respect thereto, to the extent applicable, and (iii) the summary plan description currently in effect and all material modifications thereto, if any, to the extent applicable.

(c)          Each Benefit Plan has been maintained, operated, and administered in all material respects in compliance with its terms and Law.

(d)          There is no material Action pending (other than routine claims for benefits) or, to the Knowledge of Seller, threatened in writing (i) against any Benefit Plan or (ii) involving any Benefit Plan before the IRS or the United States Department of Labor.

(e)          Each Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination from the IRS or the IRS has issued a favorable opinion or advisory letter with respect to the document utilized for such Benefit Plan, and no event has occurred or condition exists that could adversely affect the qualification of such Benefit Plan.

(f)          No Benefit Plan is a (i) a “defined benefit plan” within the meaning of Section 3(35) of ERISA or Section 414(j) of the Code, or a plan that is subject to the requirements of Section 412 of the Code, (ii) a “multiemployer plan” as described in Section 3(37) of ERISA or Section 414(f) of the Code or (iii) a “multiple employer plan” as defined in ERISA or Code Section 413(c).

(g)          No liability under Title IV of ERISA or Section of the Code has been incurred by any of the Acquired Companies or any of their ERISA Affiliates that has not been satisfied in full and no circumstance exists that presents a material risk of incurring any such liability.

(h)          The Acquired Companies have made timely payment of all amounts which they are required, under Law or under any Benefit Plan, to have paid in respect of each Benefit Plan, except to the extent that such failure to pay would not, individually or in the aggregate, reasonably be likely to result in a material liability to the Acquired Companies.

(i)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in connection with any other event(s)) will (i) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any Employee, (ii) cause any Acquired Company to transfer or set aside any assets to fund any benefits under any Benefit Plan, or (iii) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)          None of the Acquired Companies is party to, or otherwise obligated under, any Contract that provides for the gross-up of Taxes or related interest imposed by Section 409A(a)(1)(B) of the Code.

(k)          Except for other representations and warranties herein expressly relating to such matters, the representations and warranties in this Section 3.12 constitute the sole and exclusive representations and warranties of Seller relating to Benefit Plans.

Section 3.13          Labor Matters.

(a)           (i) No Acquired Company is a party to any collective bargaining agreement or other similar labor agreement, and (ii) there is no pending or, to the Knowledge of Seller, threatened in writing (A) activity or proceeding of any labor union to organize any current Employees, or (B) strike, slowdown, picketing, work stoppage or lockout with respect to current Employees, nor has there been any such activity in this clause (B) in the past three years.

(b)           (i) Each Acquired Company is in compliance in all material respects with all Laws with respect to employment and labor matters, including with respect to hiring and termination of employees, the proper classification of employees and/or independent contractors, wages, hours, employment discrimination, safety and health, workers’ compensation, pay equity, wrongful discharge or violation of rights of employees, former employees or prospective employees and the collection and payment of withholding or social security taxes, and (ii) there is no Action, charge or complaint (including with respect to unfair labor practices, discriminatory employment practices or sexual harassment) pending or, to the Knowledge of Seller, threatened in writing against any Acquired Company brought by or on behalf of any current or former Employee of any Acquired Company.

(c)          Except for other representations and warranties herein expressly relating to such matters, the representations and warranties in this Section 3.13 constitute the sole and exclusive representations and warranties of Seller relating to labor and employment matters.

Section 3.14          Intellectual Property.

(a)          Section 3.14(a) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of all registrations and pending applications for Intellectual Property owned by any Acquired Company.  The Acquired Companies own the Intellectual Property set forth in Section 3.14(a) of the Seller Disclosure Schedule free and clear of all Encumbrances (except for Permitted Encumbrances), and the foregoing registrations are in effect and subsisting.

(b)           (i) To the Knowledge of Seller, the conduct of the business of each Acquired Company as currently conducted does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, and (ii) no Acquired Company has received any written notice of any alleged infringement, misappropriation or other violation by any Acquired Company of the Intellectual Property rights of any Third Party since December 31, 2018, except as would not, individually or in the aggregate, reasonably be likely to result in material liability to such Acquired Company. To the Knowledge of Seller, no Third Party is infringing upon, misappropriating or otherwise violating any material Intellectual Property owned by any Acquired Company, and no such claims have been made or threatened in writing by any Acquired Company or Seller since December 31, 2018.

(c)          Except for other representations and warranties herein expressly relating to such matters, the representations and warranties in this Section 3.14 constitute the sole and exclusive representations and warranties of Seller relating to Intellectual Property.

Section 3.15          Privacy and Cybersecurity.

(a)          To the extent required by Law, the Acquired Companies have one or more privacy policies concerning the collection, use, and disclosure of Personal Information in connection with the operation of the businesses of the Acquired Companies as they are currently conducted, and the Acquired Companies are in compliance in all material respects with such privacy policies.

(b)          Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, since December 31, 2018, the Acquired Companies have complied at all times in all material respects with all Laws and other binding industry requirements regarding the collection, use, disclosure, storage, transfer, or disposal of Personal Information, including, to the extent applicable, the Gramm-Leach-Bliley Act (15 U.S.C. §§ 6801-6809 and 17 C.F.R. §§ 248.1-248.30), New York Cybersecurity Requirements for Financial Companies (23 NYCRR 500), the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (16 C.F.R. Part 316), the Telephone Consumer Protection Act (47 U.S.C. 227), Payment Card Industry Data Security Standards, the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act, and any implementing regulations governing any of the foregoing.

(c)          Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, since December 31, 2018, the Acquired Companies are in compliance with the terms of all Contracts to which the Acquired Companies are a party relating to data privacy, security, or breach notifications (including, without limitation, provisions that impose conditions or restrictions on the collection, use, disclosure, storage, transfer, or disposal of Personal Information).

(d)          The execution, delivery, and performance of this Agreement and the consummation of the contemplated transactions, including any transfer of Personal Information resulting from such transactions, will not violate (i)  the applicable privacy policies of the Acquired Companies in effect with respect to Personal Information that is currently held by an Acquired Company, or (ii) other privacy and data security requirements imposed on any of the Acquired Companies or any party acting on any of their behalf under any Contracts.  Immediately after the Closing, other than as a result of changes to the applicable privacy policies put into effect by Purchaser or its Affiliates, the Acquired Companies will continue to have the right to use such Personal Information on identical terms and conditions as the Acquired Companies enjoyed immediately prior to the Closing, in all material respects.

(e)          Except for disclosures of Personal Information permitted by Law and in accordance with all applicable Contracts, no Acquired Company sells, rents, or otherwise makes available any Personal Information to any Third Party for compensation of any form.

(f)          Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Acquired Companies have established, implemented, and comply with, and require all Third Parties that hold, process, receive, or have access to Personal Information for or on behalf of any Acquired Company to establish, implement, and comply with, policies, programs, and procedures that are in compliance with generally recognized industry guidelines or standards that are applicable to the Acquired Companies’ business, including administrative, technical and physical safeguards, to protect the confidentiality, availability, and integrity of Personal Information in its possession, custody, or control against unauthorized access, use, modification, disclosure, or other misuse.  Since December 31, 2018, the Acquired Companies have conducted, or have had conducted on their behalf, annual IT security risk assessments and have addressed material risks and vulnerabilities identified in such assessments.

(g)          To the Knowledge of Seller, and except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Acquired Companies have not, since December 31, 2018, experienced any loss, damage, or unauthorized access, disclosure, use, or breach of security of Personal Information in the Acquired Companies’ possession, custody, or control, or otherwise held or processed on any of their behalf.

Section 3.16          Material Contracts.

(a)          Section 3.16(a) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of all Contracts to which any Acquired Company is a party or its properties or assets are bound that meets any of the following criteria and is not a Benefit Plan, Lease, Reinsurance Agreement or Insurance Contract (each, a “Material Contract”):

(i)          any Contract that requires any Acquired Company to purchase any products or services from a Third Party (A) for a purchase price in excess of $100,000 in the fiscal year ended December 31, 2019 or (B) that have an expected purchase price in excess of $100,000 individually or in the aggregate per annum;

(ii)          any Contract involving payments or receipts by any Acquired Company in the fiscal year ended December 31, 2020 in excess of $100,000 with respect to any such Contract;

(iii)          relates to the incurrence or guarantee by an Acquired Company of any indebtedness for borrowed money or the issuance of any note, bond, debenture or other evidence of indebtedness;

(iv)          relates to the acquisition or disposition by an Acquired Company outside the ordinary course of business of any material assets or any material business (whether by merger, sale or purchase of stock, sale or purchase of assets or otherwise) to the extent any actual or contingent material obligations of the Acquired Company thereunder remain outstanding;

(v)          contains provisions or covenants that expressly limit the ability of any Acquired Company to engage in any line of business or business activity in any geographical area or to compete with any Person or which provides for “exclusivity” with respect to any line of business that is material to the Acquired Companies, taken as a whole, in favor of any Person;

(vi)          contains guarantees of the obligations of any Person (other than an Acquired Company) made or supported by any Acquired Company that are not terminable on less than ninety (90) days’ prior notice without payment of a material penalty;

(vii)          any material joint venture or partnership agreement with a Third Party;

(viii)          any capital maintenance or “keep well” Contract or similar agreement pursuant to which Seller or any of its Affiliates (including the Acquired Companies) has agreed or is otherwise obligated to maintain the capital or surplus of any Acquired Company or any other Person at predetermined levels or contribute capital or surplus or any other amount to any Acquired Company or any other Person or any Contract under which Seller or any of its Affiliates has committed to make capital contributions to any Acquired Company;

(ix)          provides for the license to or from an Acquired Company of any material Intellectual Property, other than (A) Contracts in which grants of Intellectual Property rights are incidental and not material to such Contracts or (B) “shrink wrap” or “click through” licenses or licenses of generally-available “off the shelf” computer software or databases, and (C) Contracts between an Acquired Company, on the one hand, and another Acquired Company, on the other hand;

(x)          any Intercompany Agreement and any Contract with any officer or director of any of the Acquired Companies or any of their respective Family Members or Affiliates;

(xi)          any Contract under which an Acquired Company has agreed to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person in excess of $100,000;

(xii)          any Contract for the outsourcing of any material portion of the insurance operations of any of the Acquired Companies, including any management or advisory agreements with respect to Investment Assets, other than on an individual claim basis;

(xiii)          any Contract with a Governmental Authority (other than a Permit); or

(xiv)          is an obligation to enter into any of the foregoing.

(b)          Assuming the due authorization, execution and delivery thereof by the other party or parties thereto, (i) each Material Contract is a valid and binding obligation of the applicable Acquired Company and, to the Knowledge of Seller, each other party or parties thereto, enforceable in accordance with its terms and is in full force and effect, subject to the Bankruptcy and Equity Exceptions, (ii) the applicable Acquired Company is not, and, to the Knowledge of Seller, no other party thereto is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in each of the Material Contracts and (iii) to the Knowledge of Seller, no event has occurred that would constitute a default under any Material Contract, except, with respect to the foregoing clauses (i) through (iii), where such failures to be valid and binding and in full force and effect and defaults would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Neither Seller nor any of the Acquired Companies has received any written notice of default, cancellation, termination or non-renewal from any other party under any Material Contract. Seller has made available to Purchaser prior to the date hereof copies of each Material Contract.

Section 3.17          Insurance Contracts; Underwriting.

(a)          All policy and contract forms on which CGIC has issued Insurance Contracts and which are currently being used by CGIC or were used by CGIC for business which is still in force have, and all marketing materials, brochures, illustrations and certificates pertaining thereto, to the extent required by Law, have been approved by all applicable Governmental Authorities or filed with and not objected to by such Governmental Authorities within the period provided by Law for objection.

(b)          All benefits paid, payable or credited to any Person under any Insurance Contract have been paid or credited (or provision as required under each of GAAP and SAP for payment thereof has been made) in accordance with the terms of the applicable Insurance Contract in all material respects, and such payments, credits or provisions were not delinquent and were paid and credited (or will be paid or credited) without fines or penalties (excluding interest), except for any such claim for benefits for which there is a good faith basis to contest payment.

(c)          Except as required by insurance Law or as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) there is no Contract, whether oral or in writing, binding on any Acquired Company with, or order or directive by, or supervisory letter or cease-and-desist order from, any insurance Governmental Authority with or with respect to any Acquired Company and (ii) none of the Acquired Companies has adopted any board resolution at the request of any insurance Governmental Authority, in the case of each of clauses (i) and (ii), that (A) limits the ability of CGIC to issue or enter into Insurance Contracts, Reinsurance Agreements, Agent Contracts or similar agreements, (B) requires the divestiture of any investment of any Acquired Company, (C) limits the ability of any Acquired Company to pay dividends or distributions of any kind or character, (D) requires any investment of any Acquired Company to be treated as a non-admitted asset (or the local equivalent) or (E) requires any Person to contribute assets to or make any investment in any Acquired Company, maintain the capital or surplus of any Acquired Company at minimum or predetermined levels (including “keep-well” or similar agreements), or to pay, guarantee or otherwise be responsible for the obligations of any Acquired Company (except for a Reinsurance Agreement entered into in the ordinary course of business).

Section 3.18          Reinsurance Agreements.

(a)          Section 3.18(a) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of all treaties and agreements of assumed and ceded reinsurance of CGIC with respect to the conduct of its business under which there remains any outstanding liability or reinsurance recoverable in effect on the date hereof (the “Reinsurance Agreements”).

(b)          Assuming the due authorization, execution and delivery thereof by the other party or parties thereto, as of the date hereof (i) each Reinsurance Agreement is a valid and binding obligation of CGIC and, to the Knowledge of Seller, each other party or parties thereto, in accordance with its terms and is in full force and effect, subject to the Bankruptcy and Equity Exceptions, (ii) CGIC is not, and, to the Knowledge of Seller, no other party thereto is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in each of the Reinsurance Agreements and (iii) to the Knowledge of Seller, no event has occurred that would constitute a default under any Reinsurance Agreement, except, with respect to the foregoing clauses (i) through (iii), where such failures to be valid and binding and in full force and effect and defaults would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(c)          To the Knowledge of Seller, no other party to any material Reinsurance Agreement is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding or Action. Since December 31, 2018, none of Seller or the Acquired Companies has received any written notice from any applicable reinsurer that any amount of reinsurance ceded by any of the Acquired Companies will be uncollectible or otherwise defaulted upon.

Section 3.19          Agents.

(a)          CGIC has implemented and followed in all material respects programs and policies designed to provide reasonable assurance that each agent (whether an employee of Seller or any of its Affiliates, an insurance producer, agent, broker, managing general agent or general agent, intermediary, underwriting, adjuster or administrator) of CGIC who wrote Insurance Contracts (each, an “Agent”) at the time of writing, selling or producing any Insurance Contract (or within any permitted grace period), to the extent required by Law, Permit or Contract, was duly appointed by CGIC to act as an Agent and was duly licensed or registered as an Agent (for the type of Insurance Contracts written, sold or produced by such Agent), in each case, in the particular jurisdiction in which such Agent wrote, sold or produced such Insurance Contract. To the Knowledge of Seller, no Agent is in or has been in material violation of any Law applicable to the type of Insurance Contracts written, sold or produced by such Agent on behalf of CGIC in the conduct of its business.

(b)          There are no outstanding (i) disputes with Agents concerning amounts of commissions or other incentive compensation material to CGIC or (ii) material amounts owed by any Agent to any Acquired Company.

Section 3.20          Reserves.  The loss and loss adjustment expense reserves, including loss and loss adjustment expenses incurred but not reported, reported on the CGIC Statutory Financial Statements as of and for the years ended 2018 and 2019 that have been delivered to Purchaser:  (i) were computed in all material respects in accordance with generally accepted actuarial principles consistently applied throughout the periods covered by such CGIC Statutory Financial Statements; and (ii) satisfied the requirements of Law and SAP, as the case may be, in all material respects.

Section 3.21          Real Property.

(a)          As of the date hereof, the Acquired Companies do not own any real property.  Each of the Acquired Companies has good, valid and marketable title to, or a valid leasehold or contractual interest in, all of the material personal properties which it owns or leases, and such assets and properties are owned or leased by it free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)          Section 3.21(b) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of all Leases.  Assuming the due authorization, execution and delivery thereof by the other party or parties thereto, (i) each Lease is a valid and binding obligation of the applicable Acquired Company and, to the Knowledge of Seller, each other party or parties thereto, in accordance with its terms and is in full force and effect, subject to the Bankruptcy and Equity Exceptions, (ii) the applicable Acquired Company is not, and, to the Knowledge of Seller, no other party thereto is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in each of the Leases and (iii) to the Knowledge of Seller, no event has occurred that would constitute a default under any Lease, except, with respect to the foregoing clauses (i) through (iii), where such failures to be valid and binding and in full force and effect and defaults would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Neither Seller nor any of the Acquired Companies has received any written notice of default, cancellation, termination or non-renewal from any lessor under any Lease.

Section 3.22          Affiliate Transactions. None of the officers or directors of any of the Acquired Companies or Affiliate of an Acquired Company (in each case, other than Michael Gorzynski and any of his Affiliates or its or their Family Members) or any Family Member or entity controlled by any of the foregoing, is a party to any Contract or transaction with any of the Acquired Companies, including any Contract or transaction (a) providing for the furnishing of services by, (b) providing for the rental of real or personal property from, or (c) otherwise requiring payments to (other than for services in the foregoing capacities) any such Person or any corporation, partnership, trust or other entity in which any such Person has a substantial interest as a shareholder, officer, director, trustee or partner.

Section 3.23          Insurance.

(a)          Seller has delivered or made available to Purchaser true and complete copies of all policies of property and casualty insurance of the Acquired Companies currently in force as of the date hereof (including all commercial property, commercial general liability, directors and officers liability, employment practices liability, fiduciary liability, workers’ compensation, errors and omissions/professional liability and cyber-related liability insurance policies).  All such policies are in full force and effect and no written notice of cancellation or written indication of an intention not to renew any such insurance policy has been received by Seller or any of the Acquired Companies.

(b)          To the Knowledge of Seller, no event has occurred, including the failure by any of the Acquired Companies to give any notice or information or any Acquired Company giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of any Acquired Company under any such insurance policies.

Section 3.24          Fairness Opinion.  The HC2 Board has received an opinion of Duff & Phelps, LLC to the effect that, as of the date of such opinion, the Purchase Price is fair, from a financial point of view, to HC2 and, as of the date hereof, such opinion has not been withdrawn, revoked or modified.  A signed copy of such opinion shall be made available to Purchaser within one (1) day of the date of this Agreement.

Section 3.25          Fees to Brokers and Finders.  None of the Acquired Companies has an obligation to pay any fee or commission to any investment banker, broker, financial adviser, finder or other similar intermediary in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements.

Section 3.26          Acquisition for Own Account.

(a)          Seller is an “accredited investor” (as that term is defined in Rule 501(a) of Regulation D under the Securities Act).

(b)          Seller is acquiring the Securities Consideration for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Securities Consideration.  Seller agrees that the Securities Consideration may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under such Laws.

(c)          Seller is able to bear the economic risk of holding the Securities Consideration for an indefinite period, including a complete loss of its investment in the Securities Consideration, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of an investment in the Securities Consideration.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller as follows:

Section 4.01          Organization and Authority.  Purchaser is duly formed, validly existing and in good standing under the laws of the State of Michigan.  Purchaser has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder.

Section 4.02          Binding Effect.  The execution and delivery of this Agreement and the Ancillary Agreements by Purchaser, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Agreement to be executed at the Closing (and the performance thereunder and the transactions contemplated thereby), will be) duly and validly approved by all requisite action on the part of Purchaser and no additional proceedings on the part of Purchaser or any Affiliate thereof or any of their respective securityholders are necessary to approve or authorize, as applicable, this Agreement or the Ancillary Agreements, the performance of Purchaser’s obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby.  This Agreement has been, and each of the Ancillary Agreements has been or will be, duly executed and delivered by Purchaser. Assuming the due authorization, execution and delivery by Seller (and in the case of the Ancillary Agreements the other parties thereto), this Agreement constitutes, and, when executed, each of the Ancillary Agreements will constitute, the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

Section 4.03          Governmental Filings and Consents.  Except as otherwise required as a result of the identity of Seller or its Affiliates, no consents, approvals, authorizations, waivers or permits of, or filings with or notifications to, or registrations or expirations of any waiting periods with, any Governmental Authority are required to be made or obtained at or prior to the Closing by Purchaser or any of its Affiliates in connection with the execution, delivery or performance by Purchaser of this Agreement or the Ancillary Agreements or to consummate the transactions contemplated hereby or thereby, except for (a) consents, approvals, authorizations, waivers, permits, filings, notifications and registrations set forth in Section 3.05 of the Seller Disclosure Schedule, (b) such filings as may be required pursuant to the Exchange Act and (c) other consents, approvals, authorizations, waivers, permits, filings, notifications or registrations the failure of which to make with or obtain from the applicable Governmental Authority would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.

Section 4.04          No Violations.  Subject to the making of the filings and registrations and receipt of the consents, approvals, authorizations, waivers, permits, filings and notifications referred to in Section 4.03 and the expiration of related waiting periods, and except as otherwise required as a result of the identity of Seller or its Affiliates, and the execution, delivery and performance of this Agreement or the Ancillary Agreements by Purchaser and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a)          conflict with, constitute a breach or violation of, or give rise to any right of termination, suspension, revocation or cancellation under, or forfeiture of, as applicable, any Permit of Purchaser, except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect;

(b)          conflict with, constitute a breach or violation of, or a default under, or give rise to any Encumbrance (other than Permitted Encumbrances) or any acceleration of remedies, penalty, increase in benefit payable or right of termination, suspension, revocation or cancellation under, or forfeiture of, as applicable, any Law or Governmental Order or any material Contract of Purchaser, except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect; or

(c)          constitute a breach or violation of, or a default under, the organizational documents of Purchaser.

Section 4.05          Compliance with Laws; Permits.

(a)          Except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect, Purchaser (i) is or, at any time since December 31, 2018 has been, in violation of any Law and (ii) has not received, at any time since December 31, 2018, any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of Purchaser to comply with, any Law that has not been remedied.

(b)          Except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect, Purchaser (i) holds and maintains in full force and effect all Permits required to conduct its business in the manner and in all such jurisdictions as it is currently conducted, (ii) is in compliance with all such Permits and (iii) has not received, at any time since December 31, 2018, any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of Purchaser to comply with, any term or requirement of any such Permit that has not been remedied.

Section 4.06          Purchaser Impediments.

(a)          There is no Action pending or, to the Knowledge of Purchaser, threatened in writing, or any outstanding Governmental Order, against Purchaser or any of its Affiliates which (i) challenges the validity or enforceability of this Agreement or the Ancillary Agreements, (ii) seeks to enjoin or prohibit the consummation of the transactions contemplated hereby or thereby or (iii) would (A) materially impair or delay the ability of Purchaser to promptly obtain the consents, approvals, authorizations, waivers, permits, filings and notifications set forth in Section 3.05 of the Seller Disclosure Schedule or (B) individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.  Purchaser does not know of any facts or circumstances related to its identity (including its Affiliates, equityholders, financing, operations or regulatory status) that would reasonably be expected to materially impair or delay its ability to promptly obtain the consents, approvals, authorizations, waivers, permits, filings and notifications set forth in Section 3.05 of the Seller Disclosure Schedule.  None of Purchaser, its Affiliates or, to the Knowledge of Purchaser, any of their respective directors or officers has been disapproved as director, officer or “control person” by any Governmental Authority.

(b)          Since January 1, 2020, no Purchaser Material Adverse Effect has occurred.

Section 4.07          Financial Capability.

(a)          Purchaser has delivered to Seller a true, complete and fully executed copy of a commitment letter (the “Equity Commitment Letter”) between Purchaser and Percy Rockdale LLC confirming Percy Rockdale LLC’s commitment to provide Purchaser with equity financing in connection with the transactions contemplated hereby and to enable Purchaser to pay the Funded Consideration at the Closing (the “Equity Financing”).

(b)          The Equity Commitment Letter is in full force and effect and is a valid and binding obligation of Purchaser and the other parties thereto, enforceable against Purchaser and the other parties thereto in accordance with its terms, except as enforceability may be limited by the Bankruptcy and Equity Exceptions.  As of the date hereof, the Equity Commitment Letter has not been amended, supplemented, altered or modified in any respect, and the respective commitments contained in the Equity Commitment Letter have not been withdrawn, rescinded, revoked or otherwise altered or modified in any respect.

(c)          There are no conditions precedent (directly or indirectly) related to the funding of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter.  Other than the Equity Commitment Letter, there are no Contracts, arrangements or understandings (written or oral) involving Purchaser or any of its Affiliates or Percy Rockdale LLC, directly or indirectly, related to the Equity Financing that would (or would reasonably be expected to) add, modify, alter, supplement or expand any condition precedent to the funding of the Equity Financing or delay, impair or prevent the Closing.  As of the date hereof, assuming all of the conditions set forth in Sections 6.01 and 6.02 have been satisfied (or will be satisfied at the Closing), Purchaser has no reason to believe that (i) any of the conditions to the Equity Financing will not be satisfied as of the Closing or (ii) the full amount of the Equity Financing will not be available in full to Purchaser at the Closing.  As of the date hereof, no event, set of facts or circumstance has occurred that, with or without notice, lapse of time or both, would (or would reasonably be likely to) (A) constitute a failure of any condition set forth in the Equity Commitment Letter, (B) result in any portion of the Equity Financing being unavailable on the Closing Date or (C) constitute a default or breach on the part of Purchaser under any term, provision or condition of the Equity Commitment Letter.

Section 4.08          Purchase for Own Account.

(a)          Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

(b)          Purchaser is acquiring the Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Shares.  Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under such Laws.

(c)          Purchaser is able to bear the economic risk of holding the Shares for an indefinite period, including a complete loss of its investment in the Shares, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of an investment in the Shares.

(d)          Purchaser is, and immediately following the Closing shall be, and, to the Knowledge of Purchaser, assuming (x) the Acquired Companies are solvent immediately prior to the Closing and the payment, delivery or other transfer of the Securities Consideration and the Cash Consideration to Seller and (y) the accuracy and completeness of the representations and warranties of Seller set forth in Article III, immediately following the Closing the Acquired Companies shall be, solvent and shall (i) be able to pay its or their debts as they become due, (ii) own property that has a fair saleable value greater than the amounts required to pay its or their debts (including a reasonable estimate of the amount of all contingent liabilities) and (iii) have adequate capital to carry on its or their business.  No (i) transfer of property is being made by Purchaser or the Acquired Companies (in the case of the Acquired Companies, in connection with Section 2.02(b) or immediately following the Closing), and (ii) obligation is being incurred by Purchaser or, immediately following the Closing, any Acquired Company, in each case, in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Purchaser, Seller or any of the Acquired Companies.  In connection with the transactions contemplated hereby, Purchaser has not incurred, nor plans to incur, nor does Purchaser plan to have any Acquired Company incur following the Closing, debt beyond its ability to pay as they become absolute and matured.

Section 4.09          Fees to Brokers and Finders.  None of Purchaser or any of its Affiliates has an obligation to pay any fee or commission to any investment banker, broker, financial adviser, finder or other similar intermediary in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements.
ARTICLE V

COVENANTS
Section 5.01          Conduct of Business.

(a)          During the period from the date of this Agreement until the Closing or earlier termination of this Agreement, except (A) as otherwise expressly provided by, or necessary to comply with the provisions of, this Agreement (including Section 2.02(b)), (B) as set forth in Section 5.01(a) of the Seller Disclosure Schedule, (C) as required by Law, Governmental Order, or existing Contracts, (D) at the direction or instruction of Michael Gorzynski in any of his Official Capacities or (E) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause the other Acquired Companies to, (x) conduct their respective businesses in the ordinary course of business in all material respects and (y) use commercially reasonable efforts to preserve intact the Acquired Companies’ properties, assets and business organization, keep available the services of each Acquired Company’s officers, employees, consultants and contractors and maintain each Acquired Company’s business relationships with agents, brokers, insurers, reinsurers, policyholders, sales and distribution organizations, underwriters and others having commercially beneficial business relationships with such Acquired Company and (z) without limiting the foregoing, the Company shall not and shall cause each other Acquired Company to not:

(i)          declare, set aside or pay any dividend or distribution (in cash, stock or otherwise) on any shares of its capital stock or other equity interest or purchase, redeem or repurchase any shares of its capital stock or other equity interest, or waive the payment of any dividend or distribution on any shares of capital stock or other securities owned by it beneficially or of record, or amend or modify any agreement, charter provision or other instrument requiring such a dividend or distribution to be paid, in each case, other than any transactions solely between or among Acquired Companies;

(ii)         authorize, issue, sell, pledge, transfer, dispose of or encumber any shares of its capital stock or other equity interest or securities exercisable or convertible into, or exchangeable or redeemable for, any such shares or other equity interest, or any rights, warrants, options, calls or commitments to acquire any such shares or other equity interest;

(iii)        split, combine, subdivide or reclassify any of its capital stock or other equity interest;

(iv)        acquire or dispose (by merger, consolidation or acquisition or disposition of stock or other equity interest or of assets) of any Person (or, other than in the ordinary course of business, any equity interest therein) or business or division thereof or (other than in the ordinary course of business) any material assets;

(v)           (A) incur, assume, guarantee or otherwise become liable for any indebtedness, (B) make any loans, advances or capital contributions to, or (other than in the ordinary course of business in accordance with its investment policies) investments in, any other Person, or (C) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any Encumbrance thereupon;

(vi)        amend its organizational documents;

(vii)       voluntarily adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a dissolution, rehabilitation, consolidation, restructuring, receivership, recapitalization or other reorganization;

(viii)      make any material change in its accounting practices or policies, except as required by GAAP or SAP or changes in the interpretation or enforcement thereof;

(ix)        pay, settle, release or forgive any Action or waive any right thereto in excess of $100,000 (in each case with respect to any Action, determined net of any insurance coverage or reserves in respect of such Action) (other than amounts settled in the ordinary course of business under the applicable policy limits of Insurance Contracts);

(x)         make, change or revoke any material Tax election, settle or compromise any material income Tax liability, surrender any right to claim a material Tax refund, offset or other reduction in material Tax liability, file any amended income or other material Tax Return, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xi)        other than as required by any Benefit Plan, (i) grant or provide any severance or termination payments or benefits to any current Employee, (ii) increase the base salary or other compensation, grant any bonus awards, or make any new equity awards to, any current Employee, or (iii) adopt or amend any Benefit Plan for the benefit of any Employee;

(xii)       amend, modify, waive any material provision of, release or assign any material rights or claims under, or terminate any Material Contract or enter into any Contract which, if entered into prior to the date hereof, would have been a Material Contract, in each case other than in the ordinary course of business;

(xiii)      make any individual capital expenditures, other than in accordance with the fiscal year 2021 annual budget of the Acquired Companies;

(xiv)      satisfy, discharge, waive or settle any liabilities in excess of $100,000 individually or in the aggregate (other than amounts settled in the ordinary course of business under the applicable policy limits of Insurance Contracts);

(xv)       amend or modify the terms of any securities that it owns beneficially or of record;

(xvi)      other than in the ordinary course of business, modify or amend in any material respect or voluntarily terminate any of the Reinsurance Agreements or waive, release or assign any material rights or claims thereunder;

(xvii)     make any material change in its underwriting, claims administration/adjustment, investment guidelines, reinsurance, pricing, loss control, claim processing, claim payment, actuarial assumption, reserving or accounting practices or policies, except as required by SAP or changes in the interpretation or enforcement thereof or fail timely to file with Governmental Authorities all required annual and quarterly statutory financial statements and other material insurance regulatory filings;

(xviii)    other than in connection with Investment Assets, cancel or compromise any material indebtedness or waive any rights relating thereto without receiving a realizable benefit of similar or greater value; or

(xix)      enter into any Contract with respect to any of the foregoing or agree to take any of the foregoing actions.

(b)          During the period from the date of this Agreement until the Closing or earlier termination of this Agreement, except (i) as otherwise expressly provided by, or necessary to comply with the provisions of, this Agreement (including Section 2.02(b)), (ii) as required by Law, Governmental Order, or existing Contracts or (iii) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall use commercially reasonable efforts to cause the Company to comply with Section 5.01(a).

(c)          Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of any Acquired Company prior to the Closing.  Prior to the Closing, Seller shall exercise (subject to Laws and Governmental Orders, in the case of the Acquired Companies), consistent with the terms and conditions of this Agreement, complete control and supervision over its Subsidiaries’ respective business and operations.  Notwithstanding the foregoing, nothing in this Agreement shall be deemed to restrict in any way the ability of Michael Gorzynski (x) acting in his capacity as a director of HC2, from exercising any of his rights, powers and privileges as a director, or from fulfilling his statutory and fiduciary duties as a director, or (y) acting in his Official Capacities, from exercising any of his rights, powers and privileges as such or from fulfilling his statutory and fiduciary duties as a director of the Acquired Companies unrelated to the transactions contemplated hereby.

Section 5.02          Acquisition Proposals.  Seller shall, and shall cause its Affiliates, and direct its and their Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person with respect to any Acquisition Proposal.  Seller and its directors and officers shall not, Seller shall cause its Affiliates not to, and Seller shall use commercially reasonable efforts to ensure that its and Affiliates’ respective Representatives do not, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiries regarding or the making of any proposal that constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any confidential information with respect to, any Acquisition Proposal, (iii) enter into any agreement requiring Seller or its Affiliates (including the Acquired Companies) to abandon, terminate or fail to consummate the Acquisition, or (iv) publicly propose or agree to do any of the foregoing.

Section 5.03          Access to Information; Confidentiality.

(a)          Prior to the Closing, Seller shall permit Purchaser and its Representatives to have reasonable access, at Purchaser’s sole cost and expense, during regular business hours and upon reasonable advance notice to Seller, to the Books and Records to the extent not prohibited by Law, for any reasonable business purpose relating to this Agreement; provided that any Books and Records or other information that is subject to an attorney-client or other legal privilege or obligation of confidentiality or non-disclosure shall not be made so accessible.  In exercising its rights hereunder, Purchaser shall conduct itself so as not to unreasonably interfere in the conduct of Seller’s or its Affiliates’ businesses or operations.  The provision of any information pursuant to this Section 5.03(a) shall not expand the remedies available to Purchaser or its Affiliates under this Agreement in any manner. No investigation under this Section 5.03(a) shall affect or be deemed to modify any of the representations or warranties made by Seller in this Agreement.

(b)          Purchaser acknowledges that the information and access provided to it pursuant to Section 5.03(a) shall be subject to the terms and conditions of the Confidentiality Agreement.  As of the Closing, Purchaser’s obligations under the Confidentiality Agreement related to (i) non-use, non-disclosure and return or destruction of Confidential Information and Transaction Information (each as defined in the Confidentiality Agreement), in the case of Confidential Information, to the extent solely related to Confidential Information of the Acquired Companies, shall terminate and (ii) non-solicitation and any applicable non-hire provisions shall terminate with respect to the current Employees.  All other provisions of the Confidentiality Agreement shall remain in full force and effect in accordance with their terms.

(c)          Following the Closing, to the extent not prohibited by Law, Purchaser shall (i) permit Seller and its Affiliates and its and their respective Representatives, during regular business hours and upon reasonable advance notice to Purchaser the right to examine and make copies (including in electronic or print format) of the Books and Records for any reasonable business purpose, including the preparation or examination of Seller’s and its Affiliates’ governmental, regulatory and Tax filings and financial statements and the conduct of any litigation, arbitration or dispute resolution, whether pending or threatened, concerning the business of the Acquired Companies prior to the Closing and the transactions contemplated by this Agreement; provided that any Books and Records or other information that is subject to an attorney client or other legal privilege or obligation of confidentiality or non-disclosure shall not be made so accessible (provided, however, that Purchaser and the Company shall (and shall cause the other Acquired Companies to) use commercially reasonable efforts to make other arrangements (including redacting information or making substitute disclosure arrangements) that would enable disclosure to HC2 or its Affiliates (or its or their Representatives) to occur without jeopardizing such privilege or violating such confidentiality obligations) and (ii) maintain the Books and Records for the foregoing examination and copying for a period of not less than seven (7) years following the Closing (or longer if required by Law).  Access to the Books and Records shall be at Seller’s sole cost and expense (for reasonable and documented out-of-pocket costs and expenses) and may not unreasonably interfere with the conduct of Purchaser’s or its Affiliates’ businesses or operations.

Section 5.04          Commercially Reasonable Efforts; Regulatory Matters.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, each of Purchaser, Seller and the Company shall, and shall cause its respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Ancillary Agreements, including (i) preparing and filing as promptly as practicable with any Governmental Authority all necessary filings, applications and submissions, (ii) obtaining all necessary, proper or advisable consents, approvals, authorizations, waivers or permits of any Governmental Authority, (iii) if applicable, using commercially reasonable efforts to effect the matters contemplated by Section 5.04(a) of the Seller Disclosure Schedule, and (iv) if requested by Purchaser, obtaining all consents or approvals of, or waivers from, any Third Party under any Contract that is required to be obtained by Purchaser, Seller or any of their respective Affiliates in connection with the transactions contemplated by this Agreement; provided that the failure to obtain any consent, approval or waiver described in Section 5.04(a)(iii) shall not constitute a failure to satisfy any condition set forth in Article VI or otherwise relieve any Person from its obligation to consummate the transactions contemplated by this Agreement.  Purchaser shall be solely responsible for the costs of making or obtaining any such consents, approvals, authorizations, waivers or permits, and none of Seller, its Affiliates or the Acquired Companies shall be required to make any payment to, or accept any offset from, any Governmental Authority or Third Party in connection therewith unless such payment is advanced by Purchaser.

(b)          Without limiting the foregoing (I) neither Purchaser nor its Affiliates shall be obligated to (x) take (or refrain from taking) or agree to take (or refrain from taking) any action or (y) suffer to exist any condition, limitation, restriction or requirement, in each case, that is imposed or required by a Governmental Authority on Purchaser, its Affiliates or the Acquired Companies and (II) neither Seller nor its Affiliates shall be obligated to (x) take (or refrain from taking) or agree to take (or refrain from taking) any action or (y) suffer to exist any condition, limitation, restriction or requirement, in each case, that is imposed or required by a Governmental Authority on Seller or its Affiliates that would, individually or in the aggregate, result (or reasonably be expected to result) in a Seller Burdensome Condition.  “Seller Burdensome Condition” means any (a) guarantee by or support of Seller or its Affiliates or incurrence any obligation, liability or undertaking by Seller or its Affiliates, in either case, with respect to the Acquired Companies after the Closing Date that is requested, required or imposed by any Governmental Authority, including any requirement to contribute capital to any Acquired Company or Purchaser or its Affiliates or enter into any guaranty, keep-well or capital maintenance arrangements in respect of the Acquired Companies or Purchaser or its Affiliates, (b) action (or inaction) with respect to any Governmental Authority’s approval of or consent to the transactions contemplated by this Agreement or any Ancillary Agreement that is not conditioned upon the Closing, (c) decrease in the amount of the Cash Consideration or (d) change in the amount, composition or mix of the Securities Consideration.

(c)          Purchaser shall not, and shall cause its controlled Affiliates and direct its other Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof if doing so would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, approval, authorization or waiver of any Governmental Authority necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) materially increase the risk of any Governmental Authority entering a Governmental Order prohibiting the Closing, or (iii) otherwise prevent or materially impair or delay the Closing.

(d)          Without limiting the generality of the foregoing, (i) Purchaser will make a “Form A” filing and any other filing required by the TDI as promptly as practicable, but in no event later than ten (10) Business Days from the date hereof, with the TDI, and (ii) the parties shall promptly, but in no event later than ten (10) Business Days from the date hereof, make all other filings or submissions required with respect to other required approvals.  The applicable portions of the “Form A” filing submitted to the TDI shall contain provisions in all material respect consistent with information made available to Seller by Purchaser prior to the date hereof.

(e)          Purchaser and Seller agree that they will consult with each other with respect to the obtaining of all consents, approvals, authorizations, waivers or permits of, filings with and notifications to all Governmental Authorities necessary, proper or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised on a prompt basis of the status of such matters relating to such consents, approvals, authorizations, waivers, permits, filings and notifications.  Purchaser and Seller shall have the right to review in advance and shall be provided with a reasonable opportunity to comment on, and to the extent practicable each will consult the other on, in each case subject to Law, any material filing made with, or written materials submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement or any Ancillary Agreement, and each party agrees to in good faith consider comments of the other party thereon; provided that no party hereto shall be required to share for review or comment on any filing (or portion thereof) with any Governmental Authority that shall remain confidential and not be made publicly available by such Governmental Authority; provided, further, that, in such case, such filing party shall keep the other party apprised of status and content of any such filing and response.  The party responsible for any such action shall promptly deliver to the other party evidence of the filing or making of all filings, applications and submissions relating thereto, and any supplement, amendment or item of additional information in connection therewith.  Purchaser and Seller shall promptly advise each other upon receiving any written or material oral communication from any Governmental Authority whose consent, approval, authorization or waiver is required to consummate the transactions contemplated by this Agreement or any Ancillary Agreement, including promptly furnishing each other copies of any written or electronic communication (except to the extent relating to portions of filings that shall remain confidential and not be made publicly available by such Governmental Authority; provided that, in such case, such party shall keep the other party apprised of status and content of any such communication and response), and shall promptly advise each other when any such communication causes such party to believe that there is a reasonable likelihood that any such consent, approval, authorization or waiver will not be obtained or that the receipt of any such consent, approval, authorization or waiver will be materially delayed or conditioned.  Prior to the Closing, Seller shall not, and shall not permit any of its respective officers or any other Representatives or agents to participate in any live or telephonic meeting with any Governmental Authority in respect of any filings, approval process, investigation or other inquiry (other than for routine or ministerial matters) relating to the transactions contemplated by this Agreement or any Ancillary Agreement, unless it consults with Purchaser in advance and, to the extent permitted by Law and by such Governmental Authority, gives Purchaser the opportunity to attend and participate in such meeting.

(f)          Purchaser and Seller shall (i) promptly furnish, or cause to be furnished, all agreements, documents, instruments, affidavits or information that may be required or requested by any Governmental Authority concerning themselves or their Affiliates or its or their structure, ownership, business, operations, regulatory and legal compliance, assets, liabilities, financing, financial condition or results of operations, or any of its or their directors, officers, employees, partners, members or equityholders and the transactions contemplated hereby and such other matters as may be required or requested and (ii) make available their respective personnel and advisers to each other and, upon request, any Governmental Authority, in connection with (A) the preparation of any statement, filing, notice or application made by or on their behalf to, or (B) any review or approval process by, any Governmental Authority in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.05          Tax Matters.

(a)          Transfer Taxes. Notwithstanding anything to the contrary contained herein, Seller and Purchaser shall each be responsible for the timely payment of, and indemnify the other party against, one-half of all Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement.  The party (or Affiliate thereof) responsible for filing such Tax Returns under Law shall prepare and timely file (or cause to be filed) all necessary documentation and Tax Returns required to be filed with respect to such Transfer Taxes and shall promptly provide the other party with copies of any such documentation and Tax Returns, and the other party shall reasonably cooperate with the filing of such Tax Returns.

(b)          Tax Periods of the Seller Consolidated Companies Ending on or Before the Closing Date.  Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for each Seller Consolidated Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date and pay all Taxes due with respect to such Tax Returns.

(c)          Tax Periods of the Seller Consolidated Companies Beginning Before and Ending After the Closing Date.  Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of each of the Seller Consolidated Companies for all periods beginning on or before and ending after the Closing Date and pay all Taxes due with respect to such Tax Returns; provided that, for the avoidance of doubt, Seller shall remain subject to the indemnification obligations of Section 8.02(a)(iii) relating to such Taxes paid by Purchaser with respect to such Tax Returns to the extent such Taxes are attributable to the portion of each such period ending on the Closing Date (as determined on the basis of an interim closing of the books as if such period ended on the Closing Date). At least 20 days prior to the filing of any such Tax Return, Purchaser shall deliver such Tax Return to Seller and will cooperate with Seller in making any reasonable and timely changes and revisions to any such Tax Return requested to be made by Seller.

(d)          Tax Periods of CGIC.  Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for CGIC which are to be filed after the Closing Date and pay or cause to be paid all Taxes due with respect to such Tax Returns; provided that, to the extent Seller and CGIC elect to have CGIC join with Seller in filing a consolidated, unitary or combined income Tax Return of Seller for any taxable period beginning before the Closing Date, (i) Seller, and not Purchaser, shall prepare or cause to be prepared and file or cause to be filed all such consolidated, unitary or combined income Tax Returns for such periods, (ii) Purchaser shall pay or cause CGIC to be pay to Seller the amount of any income Taxes that would otherwise be payable by CGIC with respect to such periods, calculated as though CGIC filed such income Tax Returns on a stand-alone basis, and (iii) Seller shall pay to the applicable Tax authority all Taxes due with respect to such Tax Returns. For the avoidance of doubt, any election by Seller and CGIC described in the preceding sentence shall require the prior written consent of Purchaser, which consent may be withheld in Purchaser’s sole discretion. At least 20 days prior to the filing of any such Tax Return, Seller shall deliver such Tax Return to Purchaser and will cooperate with Purchaser in making any reasonable and timely changes and revisions to any such Tax Return requested to be made by Purchaser.  For the avoidance of doubt, after Closing Seller will not prepare any income Tax Returns or pay any income Taxes of CGIC for any period in which CGIC files a stand-alone Tax Return that does not include Seller, and will not prepare any non-income Tax Returns and will not pay any non-income Taxes of CGIC.

(e)          Certain Actions.  Without the prior consent of Seller, which Seller shall be entitled to withhold, condition or delay in its good faith discretion, Purchaser shall not, and shall not cause or permit any of its Affiliates to, (i) amend any Tax Returns of any Seller Consolidated Company for any taxable year or period (or portion thereof) ending on or before the Closing Date or any income Tax Returns of CGIC with respect to periods, if any, for which a consolidated, unitary or combined income Tax Return of Seller will include the operations of CGIC, (ii) make or change any Tax elections or accounting methods of the Seller Consolidated Companies relating to any taxable year or period (or portion thereof) ending on or before the Closing Date or of CGIC with respect to periods, if any, for which a consolidated, unitary or combined income Tax Return of Seller will include the operations of CGIC, or (iii) carry back any net operating loss or other Tax attribute of the Seller Consolidated Companies from any taxable year or period (or portion thereof) beginning on or after the Closing Date to any taxable year or period (or portion thereof) ending on or before the Closing Date or of CGIC with respect to periods, if any, for which a consolidated, unitary or combined income Tax Return of Seller will include the operations of CGIC, in each case, except to the extent otherwise required by Law. Seller and Purchaser, as applicable, shall not make or permit to be made any election under Section 336(e) or Section 338 of the Code with respect to the disposition of shares of the Acquired Companies hereunder.

(f)          Tax Refunds.  Purchaser shall promptly forward to Seller any refund or rebate of Taxes (whether received in cash or as a credit and including any interest received thereon from the applicable Tax authority) received by Purchaser or any of its Affiliates with respect to any Seller Consolidated Company for any taxable year or period (or portion thereof) ending on or before the Closing Date.

(g)          Cooperation on Tax Matters.  Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Purchaser and Seller agree (i) to retain all Books and Records with respect to Tax matters pertinent to each Acquired Company relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any Governmental Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such Books and Records and, if the other party so requests, to allow the other party to take possession of such Books and Records at the requesting party’s expense.

(h)          Tax Sharing Agreements.  All Tax sharing agreements or similar agreements between Seller or any of its Affiliates, on the one hand, and each Acquired Company, on the other hand shall be terminated as of the Closing Date and, after the Closing Date, no Acquired Company shall be bound thereby or have any liability thereunder.

(i)          Contest Provisions.  Notwithstanding anything to the contrary contained herein, Purchaser will promptly notify Seller in writing upon receipt by Purchaser, any of its Affiliates or, after the Closing Date, an Acquired Company of notice of any pending or threatened Tax audits, inquiries or assessments, or other legal proceedings relating to Taxes of an Acquired Company for any taxable year or period (or portion thereof) ending on or before the Closing Date.

(j)          CGC-GAFRI Taxes.  From and after the Closing, upon the written request of Purchaser, Seller shall, and shall cause its Affiliates to, at Purchaser’s expense in accordance with the last sentence of this Section 5.05(j), reasonably cooperate with and assist Purchaser and the Acquired Companies in submitting claims for and pursuing and recovering any applicable indemnification or reimbursement with respect to any Taxes to which any of the Acquired Companies may be entitled from CGC or GAFRI under the CGC-GAFRI SPA.  Without the prior written consent of Purchaser, Seller shall not, and shall cause its Affiliates not to, waive or release any such claim or right that any of the Acquired Companies may have under the CGC-GAFRI SPA.  In furtherance of the foregoing, in the event that any of the Acquired Companies would no longer be entitled to obtain any such indemnification or reimbursement under the CGC-GAFRI SPA solely as a result of the Adverse Consequences (as defined in the CGC-GAFRI SPA) to which such indemnity relates no longer being incurred by Seller or an Affiliate of Seller, Seller shall pay to Purchaser any amounts with respect to any Taxes that Seller or any of its Affiliates would thereby become entitled to collect and actually do collect from CGC or GAFRI under the CGC-GAFRI SPA. Purchaser shall (A) defend, indemnify and hold harmless the Seller Indemnified Parties from any and all reasonable and documented Losses actually incurred by any of the Seller Indemnified Party to the extent resulting from any such cooperation or assistance requested by Purchaser pursuant to this Section 5.05(j) and (B) without duplication of anything in clause (A), reimburse Seller for any reasonable and documented costs, fees and expenses (including attorneys’ and accountants’ fees and the costs, fees and expenses of time and effort expended by internal personnel of Seller and its Affiliates) incurred by Seller or any of its Affiliates in providing any such cooperation or assistance requested by Purchaser pursuant to this Section 5.05(j), regardless to whether any such recovery has been or will be successful.

Section 5.06          Intercompany Agreements and Accounts.  All Intercompany Agreements, other than those set forth on Section 5.06 of the Seller Disclosure Schedule, shall be terminated and discharged without any further liability or obligation thereunder and deemed to be void and of no further force and effect, effective immediately prior to the Closing and Seller shall, and shall cause its Affiliates to, with Purchaser’s prior approval, take such action and make such payments as may be necessary so that as of immediately prior to the Closing, the Acquired Companies, on the one hand, and Seller and its Affiliates (other than the Acquired Companies), on the other hand, settle, discharge, offset, pay, repay, terminate or extinguish in full all Intercompany Accounts.

Section 5.07          Insurance.  Purchaser acknowledges and agrees that all insurance coverage for the Acquired Companies under policies of Seller and its Affiliates shall terminate as of the Closing and, following the Closing, no claims may be brought or maintained against any policy of Seller or its Affiliates in respect of the Acquired Companies regardless of whether the events underlying such claim arose or were first discovered prior to or following the Closing.

Section 5.08          D&O Policy; Indemnification.

(a)          Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by any Acquired Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of any Acquired Company, as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or pursuant to any indemnification or other agreements of the Acquired Companies in effect on the date hereof shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of six (6) years after the Closing Date.

(b)          Purchaser shall, or shall cause the Acquired Companies to, (i) maintain in effect, from the Closing Date and for a period of six (6) years thereafter, directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Closing Date with respect to those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy with terms, conditions, retentions and levels of coverage at least as favorable in all material respects as those of such current insurance coverage, or (ii) purchase, as of the Closing Date, “tail” insurance coverage with a claims period of six (6) years from the Closing Date that provides coverage identical in all material respects to the coverage described above. Notwithstanding the immediately preceding sentence, if a policy described in the immediately preceding sentence cannot be obtained or can only be obtained by paying aggregate premiums in excess of 200% of the aggregate annual amount currently paid for such coverage, Purchaser shall only be required to provide as much coverage as can be obtained by paying aggregate premiums equal to 200% of the aggregate annual amount currently paid for such coverage.

(c)          In the event any Acquired Company or any of its successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties or assets to any Person, then, and in each such case, proper provision shall be made by Purchaser and such Acquired Company so that the successors and assigns of such Acquired Company shall, subject to the provisions of Section 5.08(a), assume all obligations of indemnification, advancement of expenses and exculpation by such Acquired Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, a director or officer of such Acquired Company, as provided in its certificate of incorporation or by-laws or pursuant to any indemnification or other agreements of the Company in effect on the date hereof.

(d)          This Section 5.08 shall survive the Closing, is intended to benefit, and shall be enforceable by each affected director or officer and his, her or their respective successors, heirs and representatives, and such persons are intended third party beneficiaries of this Section 5.08.  This Section 5.08 shall be binding on all successors and assigns of Purchaser and the Acquired Companies.

Section 5.09          Further Assurances.

(a)          At any time from and after the Closing, Seller and Purchaser shall, and Purchaser shall cause the Acquired Companies (or their successors) to, promptly execute, acknowledge and deliver any additional documents, instruments or conveyances reasonably requested by Seller or Purchaser, as the case may be, and necessary for Seller or Purchaser, as the case may be, to satisfy their respective obligations hereunder.

(b)          Each of Seller, Purchaser and the Company agree to the matters set forth on Schedule 5.09(b).

Section 5.10          Post-Closing Reporting Requirements.  Following Closing, Purchaser shall (and shall cause the Acquired Companies to) provide to Seller and its Affiliates and its and their respective Representatives, within the timeframe required under applicable securities Laws, financial statements and other financial information regarding the Acquired Companies to the extent required, necessary in connection with or in furtherance of the compliance by Seller and its Affiliates with any Law, including the rules and requirements of the SEC or otherwise in connection with Seller’s and its Affiliates’ respective financial reporting and disclosure obligations under federal and state securities Laws, including:

(a)          Not later than nine (9) Business Days following the end of each calendar month that occurs during the period from the Closing Date through the last day of the first fiscal quarter of HC2 ending after the Closing Date, Purchaser shall provide Seller the consolidated pre-tax trial balance for CGIC;

(b)          Not later than twelve (12) Business Days following the end of the first fiscal quarter of HC2 ending after the Closing Date, Purchaser shall provide Seller a pre-tax year-to-date statement of cash flows for CGIC and all roll-forward support for such pre-tax statement of cash flows;

(c)          Not later than nine (9) Business Days following the end of the first fiscal quarter of HC2 ending after the Closing Date, Purchaser shall provide Seller a pre-tax balance sheet of CGIC as of the Closing Date and a pre-tax year-to-date income statement for CGIC to the Closing Date;

(d)          Not later than twelve (12) Business Days following the end of the first fiscal quarter of HC2 ending after the Closing Date, Purchaser shall provide Seller all required information or other items listed on the quarter-end checklist provided by Seller’s or its Affiliates’ accounting team to CGIC’s accounting team consistent with information historically provided;

(e)          Not later than fourteen (14) Business Days following the end of the first fiscal quarter of HC2 ending after the Closing Date, or five (5) Business Days following receipt of analytics request from HC2, whichever is later, Purchaser shall provide Seller all quarterly analytics regarding CGIC as may be requested by Seller’s or its Affiliates’ accounting team consistent with information historically provided;

(f)          Not later than fifteen (15) Business Days following the end of the first fiscal quarter of HC2 ending after the Closing Date, Purchaser shall provide Seller with any requested information consistent with information historically provided as support for results of operations and Adjusted EBITDA necessary to support Seller’s or its Affiliates’ SEC filing and management reporting needs with respect to CGIC; and

(g)          CGIC Statutory Key Performance Indicators (“KPIs”) will be provided upon completion of posting all statutory journal entries, but no later than the end of the month following each quarter end, and will include a disclaimer noting that KPIs are preliminary until CGIC’s Statutory Statement has been fully reviewed by CGIC senior management and filed with the Texas Department of Insurance.

Section 5.11          Restrictive Covenants.

(a)          As a material inducement to Purchaser’s consummation of the transactions contemplated by this Agreement, including Purchaser’s acquisition of the goodwill associated with the business of the Acquired Companies, Seller agrees as follows:

(i)          From and after the Closing, Seller will not, and will cause its Affiliates not to, for a period equal to two (2) years following the Closing Date (computed by excluding from such computation any time during which Seller or its Affiliates, as applicable, is determined in a final and non-appealable order of a court of competent jurisdiction to have been in violation of this Section 5.11(a)(i)) (the “Restricted Period”) engage in, invest in or otherwise participate in (whether as an owner, manager, independent contractor, agent, partner, advisor, investor or otherwise) any long term care insurance business that competes with the businesses of the Acquired Companies as conducted immediately prior to the Closing (a “Competing Business”) anywhere in the United States.  Notwithstanding the foregoing, this Section 5.11(a)(i) shall not be deemed to prohibit, restrict or limit Seller or any of its Affiliates from:

(1)          acquiring, owning or holding less than twenty-five percent (25%) of the capital stock or equity interests of any Person who engages in a Competing Business; provided that the ownership of such capital stock or equity interests does not give Seller or its Affiliates, as applicable, the right to designate a majority of the members of the board of directors (or similar governing body) of such Person;

(2)          acquiring, owning or holding any debt securities or other debt instruments of any Person who engages in a Competing Business (other than in the ordinary course of business solely for investment purposes);

(3)          carrying out or fulfilling any obligations, or exercising its or their respective rights, under this Agreement or the Ancillary Agreements;

(4)          (x) selling products, or providing services (including distribution, marketing, asset management, underwriting, lending or consulting services), to any Person engaged in a Competing Business, or any customer, supplier, licensor or licensee of any Person engaged in a Competing Business or (y) purchasing products or receiving services from any such Person; provided that neither Seller nor its Affiliates otherwise engage in any material respect in the operation of the applicable Competing Business operated by such Person; or

(5)          foreclosing on (or effecting any transaction in lieu of foreclosure that has substantially the same effect, such as a debt for equity swap or deed or transfer in lieu of foreclosure) any collateral securing any bona fide financing or other transaction with any Person in which all or any portion of the collateral represents the equity interests or assets of any Person that operates a Competing Business, and thereafter operating such Competing Business.

(ii)        From and after the Closing, Seller will not, and will cause its Affiliates not to, during the Restricted Period (but, for purposes of this Section 5.11(a)(ii), references in the definition of “Restricted Period” to Section 5.11(a)(i) shall be deemed to refer to Section 5.11(a)(ii)) (A) solicit or hire any individual who is an executive or management employee or exclusive consultant of any of the Acquired Companies, other than (x) solicitations by general public advertisement or other such general solicitation not specifically targeted at any such individual (and any hiring resulting therefrom) or (y) solicitation and hiring of any individual whose employment or engagement was terminated by the Acquired Companies or (B) request any Person having business relations with any of the Acquired Companies to reduce, cancel or terminate the business conducted by any such Person with such Acquired Company.

(iii)        Seller acknowledges that it and its Affiliates possess and may continue to possess after the Closing knowledge of confidential and valuable business information relating to the Acquired Companies and agrees, and will cause its Affiliates, from and after the Closing and during the Restricted Period, (A) to keep confidential all such confidential and valuable business information relating to the Acquired Companies and (B) not to use such confidential information on its own behalf or on behalf of any other Person in a manner detrimental to Purchaser or any Acquired Company and (C) not to disclose such confidential information to any Third Party (in each case, other than (x) disclosure to its Affiliates and its and their respective Representatives that it reasonably determines need to know such information, (y) if required by Law or requested or required by a Governmental Authority or (z) as set forth on Section 5.11(a)(iii) of the Seller Disclosure Schedule) without Purchaser’s prior written approval; provided, however, that Seller and its Affiliates shall not have any such obligations with respect to any confidential information that (I) has become generally publicly available, in any case, other than by or through Seller or any of its Affiliates in breach of this Section 5.11(a)(iii), (II) is received by Seller or its Representatives after the Closing from a source that was not known by Seller or its Representatives, as applicable, after due inquiry, to be prohibited or restricted from disclosing such information by any contractual obligation or (III) is independently developed by Seller or its Representatives after the Closing without reference to or use of any such confidential and valuable business information relating to the Acquired Companies.

(b)          Seller agrees that the covenants in Section 5.11(a) are reasonable with respect to their duration, geographic area and scope, to protect, among other things, Purchaser’s acquisition of the Acquired Companies.  If a judicial determination is made that any provision of this Section 5.11 constitutes an unreasonable or otherwise unenforceable restriction, then the provisions of this Section 5.11 shall be rendered void only to the extent such judicial determination finds such provisions to be unreasonable or otherwise unenforceable.  In that regard, any judicial authority construing this Section 5.11 shall be empowered to sever any portion of this Section 5.11 and to apply the remaining provisions of this Section 5.11 as it sees fit.

(c)          Seller acknowledges that (i) it has carefully read and considered the provisions of this Section 5.11, (ii) it will receive at the Closing sufficient consideration and other benefits to justify the restrictions in this Section 5.11, and (iii) the restrictions in Section 5.11(a) (A) are reasonably necessary to protect interests of Purchaser and its Affiliates and (B) will not prevent Seller from conducting businesses that are not included in the restricted business set forth in this Section 5.11 during the periods covered by the restrictive covenants set forth in this Section 5.11. Seller acknowledges that consummation of the Acquisition will constitute full and adequate consideration for the execution and enforceability of the restrictions set forth in this Section 5.11.

Section 5.12          Preferred Stock.

(a)          Immediately prior to the Closing, Seller shall (and shall cause each relevant Acquired Company (or their successors), and HC2 and DBM Global, as applicable, to consent to) cause (in each of the following cases, subject to reasonable consultation with Purchaser, including providing Purchaser the ability to review in advance and provide comments to any such document or instruments, which such comments shall be considered in good faith by Seller; provided that Seller is under no obligation to accept or reflect any such comments that Seller reasonably determines are not necessary, required or advisable):

(i)          each HC2 CoD to be amended, supplemented, restated, amended and restated or otherwise modified (whether by side letter agreement, waiver or otherwise) solely with respect to the HC2 Preferred to modify the reference in Section 6(a) (Redemption at Maturity) of each HC2 CoD to “the seventh (7th) anniversary of the Original Issue Date” to instead refer to the date that is the fifth anniversary of the Closing Date;

(ii)         the DBM CoD to be amended, supplemented, restated, amended and restated or otherwise modified (whether by side letter agreement or otherwise) to provide (A) each relevant Acquired Company the right to (x) require DBM Global to redeem such Acquired Company’s DBM Preferred Stock at the Redemption Price (as defined in the DBM CoD) during the period after the Closing Date and on or prior to the date that is the fifth (5th) anniversary of the Closing Date and (y) receive customary consolidated annual and quarterly balance sheet and income statement of DBM Global and its Subsidiaries not later than forty-five (45) days following the quarter then ended (for quarterly financial information) and ninety (90) days following the year then ended (for annual financial information) and (B) DBM Global the right to pay any dividends on the DBM Preferred Stock in payment-in-kind (unless receipt of additional shares of DBM Preferred Stock would, or would reasonably be expected to, result in CGIC being in breach or violation of Texas Insurance Code § 425.110(c) or any successor statute) or cash; and

(iii)        such other changes to the HC2 CoDs and DBM CoD as are determined by the HC2 Board and DBM Board, respectively, upon the advice of counsel, to be reasonably necessary to give effect to the intent and purposes of this Section 5.12(a).

(b)          Following the Closing, Purchaser shall (and shall cause the Acquired Companies (or their successors) to), and Seller shall (and shall cause HC2 and DBM Global, as applicable, to), promptly execute, acknowledge and deliver any additional agreements, instruments, consents, certificates or other documents, and take other actions, reasonably requested by the other party to give effect to the intent and purposes of Section 5.12(a).

(c)          Notwithstanding anything herein to the contrary, nothing herein shall prevent HC2 from (i) notifying any other holder of the HC2 Preferred of the modification of the HC2 Preferred contemplated by Section 5.12(a)(i) or (ii) agreeing with any such holder to the modify the terms of such holder’s HC2 Preferred in substantially the same manner as set forth herein, which may be effected by an amendment, supplement, restatement, amendment and restatement or other modification (whether by side letter agreement, waiver or otherwise) to the applicable HC2 CoD.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.01          Conditions to the Obligations of Purchaser and Seller.  The obligations of the parties to effect the Closing are subject to the satisfaction (or, to the extent permitted by Law, waiver by each party) as of the Closing of the following conditions:

(a)          No Injunction or Prohibition.  No Governmental Authority of competent jurisdiction shall have enacted, enforced or entered any Law or issued any Governmental Order that is in effect as of the Closing that restrains, enjoins, makes illegal or otherwise prevents or prohibits any of the transactions contemplated hereby or by the Ancillary Agreements.

(b)          Regulatory Approvals.  The consents, approvals, authorizations, waivers, permits, filings and notifications set forth in Schedule I shall (i) have been made or obtained, (ii) be in full force and effect, and (iii) in the case of Seller and its Affiliates, not have imposed any Seller Burdensome Condition that is in effect as of the Closing.

(c)          Certain Approvals.  The consents, approvals and authorizations necessary to effect Section 2.02(b) shall (i) have been obtained and (ii) be in full force and effect.

Section 6.02          Conditions to the Obligations of Purchaser.  The obligation of Purchaser to effect the Closing is subject to the satisfaction (or, to the extent permitted by Law, waiver by Purchaser) as of the Closing of the following conditions:

(a)          Representations and Warranties.  (i) The Seller Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, in which case they shall be true and correct as though made on and as of such other date), (ii) the representations and warranties set forth in Section 3.08(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and (iii) the representations and warranties set forth in Article III (other than Seller Fundamental Representations and the representations and warranties set forth in Section 3.08(b)) shall be true and correct (without giving effect to any exception or qualification in such representations and warranties relating to “material,” “materiality” or “Material Adverse Effect” in any such representations and warranties) in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, in which case they shall be true and correct as though made on and as of such other date as may be qualified below), except where the failure of such representations and warranties in this clause (iii) to be so true and correct have not or would not, individually or in the aggregate, had or have a Company Material Adverse Effect (for this purpose, excluding clause (ii) from the definition of “Company Material Adverse Effect”).  Purchaser shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Seller.

(b)          Covenants.  The covenants and agreements of Seller set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects.  Purchaser shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Seller.

(c)          Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, change, effect, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (for this purpose, excluding clause (ii) from the definition of “Company Material Adverse Effect”).

(d)          For purposes of determining whether the conditions set forth in Section 6.02(a)–(c) have been fulfilled or satisfied, no effect, change, state of facts, breach, violation or development arising out of any action taken by (or any failure to act by) any Acquired Company at the direction or instruction of Michael Gorzynski (in any of his Official Capacities) shall be taken into account or considered.

Section 6.03          Conditions to the Obligations of Seller.  The obligations of Seller to effect the Closing are subject to the satisfaction (or, to the extent permitted by Law, waiver by Seller) as of the Closing of the following conditions:

(a)          Representations and Warranties.  (i) The Purchaser Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, in which case they shall be true and correct as though made on and as of such other date) and (ii) the representations and warranties set forth in Article IV (other than the Purchaser Fundamental Representations) shall be true and correct (without giving effect to any exception or qualification in such representations and warranties relating to “material” or “materiality” in any such representations and warranties) in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, in which case they shall be true and correct as though made on and as of such other date as may be qualified below), except where the failure of such representations and warranties in this clause (ii) to be so true and correct would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.  Seller shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Purchaser.

(b)          Covenants.  The covenants and agreements of Purchaser set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects.  Seller shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Purchaser.

(c)          2018 TDI Order.  The 2018 TDI Order shall have been released, terminated and discharged in its entirety and neither Seller nor any of its Affiliates (other than the Acquired Companies) shall have any remaining obligation, liability or undertaking arising under or in connection with the 2018 TDI Order.

ARTICLE VII

TERMINATION

Section 7.01          Termination of This Agreement.  This Agreement may be terminated, and the transactions contemplated hereby abandoned, at any time prior to the Closing:

(a)          by mutual written consent of Purchaser and Seller;

(b)          at the election of Seller or Purchaser, if the Closing has not occurred on or before July 26, 2021 (as such date may be extended pursuant to Section 9.08, the “Outside Date”) unless the absence of such occurrence shall be due to the failure of the party seeking to terminate this Agreement (or any of its Affiliates) materially to perform its obligations under this Agreement required to be performed by it on or prior to the Outside Date; provided, however, that, if on the date that would have been the Outside Date the conditions set forth in Section 6.01(b) (and, as a result Section 6.01(c)) are the only condition(s) in Article VI (other than those conditions that by their terms are to be satisfied at the Closing) that shall not have been satisfied or waived on or before such date, either party may extend the Outside Date to September 26, 2021 upon delivering written notice to the other party pursuant to Section 9.02; provided, further, that no party in material breach of any of its obligations hereunder (which such breach has caused or resulted in the Closing having not occurred by such time) may so elect to extend the Outside Date;

(c)          by Seller or Purchaser if a Governmental Authority of competent jurisdiction issues a final and non-appealable Governmental Order that prohibits the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided that the right to terminate this Agreement under this Section 7.01(c) shall not be available to a party if the issuance of such final and non-appealable Governmental Order was primarily due to the failure of such party (or any of its Affiliates) to perform any of its obligations under this Agreement;

(d)          by Purchaser if (i) Purchaser is not in material breach of any of its respective obligations hereunder and (ii) Seller is in material breach of any of its representations, warranties or obligations hereunder that renders or would render the conditions set forth in Section 6.02(a) or Section 6.02(b) incapable of being satisfied on the Outside Date, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by Purchaser to Seller and (y) two (2) Business Days prior to the Outside Date;

(e)          by Seller if (i) Seller is not in material breach of any of its obligations hereunder and (ii) Purchaser is in material breach of any of its representations, warranties or obligations hereunder that renders or would render the conditions set forth in Section 6.03(a) or Section 6.03(b) incapable of being satisfied on the Outside Date, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by Seller to Purchaser and (y) two (2) Business Days prior to the Outside Date; or

(f)          by Seller if (i) all the conditions set forth in Sections 6.01 and 6.02 have been satisfied (and continue to be satisfied) or irrevocably waived (other than those conditions (A) that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date that notice of termination is delivered by Seller to Purchaser or (B) the failure of which to be satisfied is attributable to a breach by Seller or the Company of any of their respective representations, warranties, covenants or agreements contained in this Agreement), (ii) Seller has confirmed to Purchaser in writing that all conditions set forth in Section 6.03 have been satisfied (or that it is willing to irrevocably waive any unsatisfied conditions) and that it stands and will stand ready, willing and able to consummate the transactions contemplated hereby and (iii) Purchaser does not effect the Closing within two (2) Business Days after receipt of such confirmation from Seller.

Section 7.02          Procedure Upon Termination.  In the event of termination and abandonment by Seller or Purchaser, or both, pursuant to Section 7.01, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate, without further action by Seller or Purchaser.

Section 7.03          Effect of Termination.

(a)          If this Agreement is validly terminated in accordance with Section 7.01, this Agreement shall thereafter become void and have no effect, and neither party shall have any liability to the other party, its Affiliates or any of their respective Representatives in connection with this Agreement, except that (i) the obligations of the parties contained in the Confidentiality Agreement and in this Section 7.03 and in Article IX shall survive and (ii) termination will not relieve either party from liability for any willful and material breach of this Agreement or Fraud prior to such termination.  For purposes of this Section 7.03, “willful and material breach” shall mean a material breach that is a consequence of an act by the breaching party where such party knew or should have known that the taking of such act would cause a breach of this Agreement.

(b)          Purchaser agrees that if this Agreement is terminated pursuant to (i) Section 7.01(b) (and the conditions set forth in Section 6.01 are not satisfied) or Section 7.01(c), in either case, as a result or arising from any breach or violation of Purchaser’s covenants and obligations in this Agreement, or (ii) Section 7.01(e) or Section 7.01(f) (any of the foregoing, an “Expense Reimbursement Termination Event”), then Purchaser will reimburse Seller for Seller’s and its Affiliates’ reasonable and documented out-of-pocket costs and expenses incurred in connection with the transactions contemplated hereby in an aggregate amount not to exceed $1,000,000 (“Transaction Costs”). Notwithstanding anything to the contrary set forth in this Agreement, reimbursement of Seller’s Transaction Costs under the circumstances provided in the immediately preceding sentence shall constitute the sole and exclusive remedy of Seller and the Company against Purchaser, its Affiliates and Purchaser’s and its Affiliates’ respective partners, stockholders, members, managers, directors, officers, employees, agents and other Representatives (collectively, the “Purchaser Related Parties”) for any and all Losses suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder, and upon such reimbursement, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or any of the transactions contemplated hereby, in each case other than for Fraud.

ARTICLE VIII

INDEMNIFICATION, SURVIVAL

Section 8.01          Survival.

(a)          The representations and warranties of Seller and Purchaser contained in this Agreement (including the representations and warranties in Section 3.11 with respect to CGIC) will survive the Closing for a period of eighteen (18) months from the Closing Date (the “Survival Period End Date”); provided, however, that the Seller Fundamental Representations and the Purchaser Fundamental Representations shall survive the Closing for a period of three (3) years from the Closing Date; and provided, further, that the representations and warranties contained in Section 3.11 with respect to any of the Seller Consolidated Companies shall survive the Closing until six (6) months after the expiration of the relevant statute of limitations, including any extensions thereof.

(b)          All of the covenants and agreements made by Seller and Purchaser in this Agreement which, by their terms, are to be performed or complied with in whole or in part following the Closing, and all claims and causes of action with respect thereto, shall survive for the period provided in such covenants and agreements, if any, or until performed in accordance with their terms.

(c)          All of the covenants and agreements made by Seller and Purchaser in this Agreement which, by their terms, are to be performed or complied with on or prior to the Closing Date shall terminate upon the Closing and any claim made with respect to any such covenant or agreement must be made prior to the Survival Period End Date.

(d)          If a Claim Notice meeting the requirements of Section 8.05(a) with respect to indemnification under Section 8.02 or Section 8.03 shall have been given pursuant to Section 9.02 within the applicable survival period, the representations, warranties, covenants and agreements that are the subject of such indemnification claim shall survive with respect to such Claim Notice until the final resolution of such indemnification claim in accordance with the terms hereof.

Section 8.02          Seller’s Indemnification.

(a)          From and after the Closing, and subject to the limitations set forth in this Article VIII, Seller shall defend, indemnify and hold harmless Purchaser, its Affiliates and their respective directors, officers and employees and its and their respective successors and assigns (“Purchaser Indemnified Parties”) from and against any and all Losses actually incurred by any Purchaser Indemnified Party, to the extent resulting from, arising out of or related to:

(i)          any breach or inaccuracy of any representation or warranty set forth in Article III as of the Closing Date as though made on such date (or, in the case of any representation or warranty given as of a particular date, only as of such date);

(ii)          any breach or failure to perform of any covenant or agreement of Seller or the Company contained in this Agreement; or

(iii)          any Taxes of any of the Seller Consolidated Companies with respect to any Tax period (or portion thereof) ending on or prior to the Closing Date.

(b)          Seller shall not be required to provide indemnification to any Purchaser Indemnified Party:

(i)          pursuant to Section 8.02(a)(i) (other than with respect to Fraud or the Seller Fundamental Representations, none of which shall be subject to the Deductible) unless the aggregate amount of Losses actually incurred by the Purchaser Indemnified Parties in respect of all claims against Seller for indemnification under Section 8.02(a)(i) (other than with respect to Fraud or Seller Fundamental Representations), subject to the other limitations set forth in this Article VIII, exceeds an amount equal to five hundred thousand dollars $500,000 (the “Deductible”), and then the Purchaser Indemnified Parties shall be entitled to indemnification for only the amount of Losses in excess of the Deductible;

(ii)          for any single claim or aggregated claims arising out of substantially the same events, facts, occurrences or circumstances under Section 8.02(a)(i) (other than with respect to Fraud or to the Seller Fundamental Representations none of which shall be subject to the De Minimis Amount) unless the amount of Losses in respect of such claim or aggregated claims arising out of substantially the same events, facts, occurrences or circumstances exceeds twenty-five thousand dollars ($25,000) (the “De Minimis Amount”); and

(iii)          pursuant to Section 8.02(a)(i) (other than with respect to Fraud or the Seller Fundamental Representations, none of which shall count towards the Cap) for an amount in excess of nine million dollars ($9,000,000) (the “Cap”).

Section 8.03          Purchaser’s Indemnification.

(a)          From and after the Closing, and subject to the limitations set forth in this Article VIII, Purchaser shall defend, indemnify and hold harmless Seller, its Affiliates and their respective directors, officers and employees and its and their respective successors and assigns (“Seller Indemnified Parties”) from and against any and all Losses actually incurred by any of the Seller Indemnified Parties, to the extent resulting from, arising out of or related to:

(i)          any breach or inaccuracy of any representation or warranty set forth in Article IV as of the Closing Date as though made on such date (or, in the case of any representation or warranty given as of a particular date, only as of such date); and

(ii)         any breach or failure to perform of any covenant or agreement of Purchaser contained in this Agreement.

(b)          Purchaser shall not be required to provide indemnification to any Seller Indemnified Party:

(i)          pursuant to Section 8.03(a)(i) (other than with respect Fraud or to the Purchaser Fundamental Representations, none of which shall be subject to the Deductible) unless the aggregate amount of Losses actually incurred by the Seller Indemnified Parties in respect of all claims against Purchaser for indemnification under Section 8.03(a)(i) (other than with respect to Fraud or Purchaser Fundamental Representations), subject to the other limitations set forth in this Article VIII, exceeds the Deductible, and then the Seller Indemnified Parties shall be entitled to indemnification for only the amount of Losses in excess of the Deductible;

(ii)         for any single claim or aggregated claims arising out of substantially the same events, facts, occurrences or circumstances under Section 8.03(a)(i) (other than with respect to Fraud or to the Purchaser Fundamental Representations, none of which shall be subject to the De Minimis Amount) unless the amount of Losses in respect of such claim or aggregated claims arising out of substantially the same events, facts, occurrences or circumstances exceeds the De Minimis Amount; and

(iii)        pursuant to Section 8.03(a)(i) (other than with respect to Fraud or the Purchaser Fundamental Representations, none of which shall count towards the Cap) for an amount in excess of the Cap.

Section 8.04          Limitation on Indemnification.

(a)          The amount of any Losses sustained by an Indemnified Party shall be reduced by any amount (i) received by such Indemnified Party or its Affiliates with respect thereto under any insurance or reinsurance coverage relating thereto, net of any reasonable and documented out-of-pocket expenses incurred by the Indemnified Party or its Affiliate in obtaining such insurance proceeds (including the payment of a deductible with respect thereto and any premium increase directly attributable thereto) (ii) received by such Indemnified Party or its Affiliates with respect thereto from any Third Party alleged to be responsible for any Losses, net of any reasonable and documented out-of-pocket expenses incurred by the Indemnified Party or its Affiliate in obtaining such payment, or (iii) of any Tax benefit actually realized as a reduction of cash Taxes payable by such Indemnified Party or its Affiliates with respect to such Loss.  The Indemnified Parties shall use commercially reasonable efforts to collect any amounts available under insurance policies or recoverable from Third Parties with respect to Losses incurred by such Indemnified Party.  If the Indemnified Party or its Affiliates receive any amounts under insurance policies, or from any Third Party alleged to be responsible for any Losses, in each case in connection with a matter giving rise to an indemnification payment, but subsequent to such indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or out-of-pocket expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party or its Affiliates (but net of any expenses referred to in the first sentence of this paragraph).

(b)          An Indemnified Party shall use commercially reasonable efforts to mitigate the amount of its Losses upon and after becoming aware of any facts or circumstances that would reasonably be expected to result in any Losses that are indemnifiable hereunder.  In the event an Indemnified Party fails to use such commercially reasonable efforts, then notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not be required to indemnify the Indemnified Party for that portion of Losses that, as determined by a Governmental Order, would reasonably have been expected to have been avoided if the Indemnified Party had taken such commercially reasonable efforts.

(c)          Seller shall not be liable under this Article VIII for any Losses based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement if, and solely to the extent that, such Losses result from or arise out of any action taken (or failure to take action) by any Acquired Company at the direction or instruction of Michael Gorzynski in any of his Official Capacities.

(d)          Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(e)          For purposes of determining under this Article VIII whether there has been an inaccuracy or breach of any representation or warranty contained in Article III or Article IV and the amount of Losses attributable thereto, all qualifications or exceptions therein referring to the terms “material”, “materiality”, “in all material respects” or “Material Adverse Effect” shall be disregarded (other than those set forth in Section 3.07(a)(A), Section 3.08(b), Section 3.12(a) and Section 3.16(a)).

Section 8.05          Indemnification Procedures.

(a)          No Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall be entitled to indemnification against any Losses unless it has given to the party from whom indemnification is sought (the “Indemnifying Party”) a written claim notice relating to such Losses (a “Claim Notice”), including any pending or threatened claim or demand by any Third Party that the Indemnified Party has determined has given or would reasonably be expected to give to a right of indemnification under this Agreement.  The Claim Notice shall be given promptly (and in any event within fifteen (15) days) after the Indemnified Party becomes aware of the facts indicating that a claim for indemnification may be warranted and shall, state in reasonable detail the nature of the claim, identify all sections of this Agreement which form the basis for such claim and set forth the estimated amount of the Losses that have been or may be sustained by an Indemnified Party relating to such claim. The Indemnified Party shall make available to the Indemnifying Party upon request copies of all material written evidence available to the Indemnified Party regarding any such claim. The failure of an Indemnified Party to give a Claim Notice shall not relieve the Indemnifying Party of its obligations under this Article VIII, except to the extent that the Indemnifying Party is actually prejudiced by the failure to give such Claim Notice.

(b)          If a Claim Notice relates to a claim, action, suit, proceeding or demand asserted by any Third Party (or a successor thereof) (a “Third Party Claim”), the Indemnifying Party may, through counsel of its own choosing (in good faith), assume the defense and investigation of such Third Party Claim; provided that any Indemnified Party shall be entitled to participate in any such defense with counsel of its own choice at its own expense; provided, however, that the Indemnified Party will be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if a conflict or potential conflict exists, or there are separate or additional bona fide defenses available to the Indemnified Party, that would make such separate representation advisable.

(c)          If the Indemnifying Party elects to assume the defense and investigation of such Third Party Claim, it shall, no later than twenty (20) days following its receipt of the Claim Notice notify the Indemnified Party in writing of its assumption of the defense and investigation of such Third Party Claim.  The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned), settle or compromise any pending or threatened Third Party Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) or consent to the entry of any judgment, except to the extent (i) it includes as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third Party Claim and (ii) any such action or claim does not involve injunctive relief against the Indemnified Party with respect to such action or claim.

(d)          If the Indemnifying Party does not notify the Indemnified Party within twenty (20) days following its receipt of the Claim Notice that it desires to assume the defense and investigation of such Third Party Claim, or fails to pursue such defense or investigation in good faith, then the Indemnifying Party will be liable for all reasonable and documented out-of-pocket costs and expenses incurred by the Indemnified Party (following notice thereof to the Indemnifying Party) in connection with investigating, defending, settling and/or otherwise dealing with such Third Party Claim, including reasonable fees and disbursements of external counsel, and the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense.  The Indemnified Party shall not, without the prior written consent of the Indemnifying Party, settle or compromise any pending or threatened Third Party Claim or consent to the entry of any judgment, except to the extent the sole relief granted is equitable relief for which the Indemnifying Party would have no liability or to which the Indemnifying Party would not be subject.

(e)          The Indemnified Party and the Indemnifying Party shall make reasonably available to each other and their respective Representatives all relevant business records and other documents available to them that are necessary or appropriate for the defense of any Third Party Claim, subject to any bona fide claims of attorney-client privilege, and each of the Indemnifying Party and the Indemnified Party shall use its reasonable efforts to assist, and to cause the employees and counsel of such party to assist, in the defense of such Third Party Claim.

(f)          In no event shall Seller or Purchaser be required to pay an aggregate amount in excess of the aggregate amount of the Consideration pursuant to this Article VIII (other than under Section 8.02(a)(iii)).

Section 8.06          Tax Treatment of Indemnification Payments.  The parties agree that any indemnification payments made by Seller or Purchaser under this Article VIII shall be treated as an adjustment to the Purchase Price for Tax purposes, except as otherwise required by Law.

Section 8.07          Exclusive Remedy.  Subject to Section 7.03 and Section 9.08, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims under or arising out of this Agreement, including for any breach or non-fulfillment of any representation, warranty, covenant, obligation or agreement in this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, each party irrevocably waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action whatsoever for any breach or non-fulfillment of any representation, warranty, covenant, obligation or agreement in this Agreement it may have against the other party arising under or based upon any Law, including rescission, except (i) pursuant to the indemnification provisions set forth in this Article VIII, (ii) the rights of the parties following the termination of this Agreement under Section 7.03, (iii) the remedies of injunction and specific performance to the extent available under Section 9.08 and (iv) in the event of Fraud.

ARTICLE IX

MISCELLANEOUS

Section 9.01          Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement which will remain in full force and effect until the Closing and which, from and after the Closing, shall remain in full force and effect except to the extent otherwise provided in Section 5.03(b).

Section 9.02          Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email (provided that no “error message” or other notification of non-delivery is generated) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a party may have specified by notice given to the other party pursuant to this provision):

to Seller or, prior to the Closing, the Company:

HC2 Holdings, Inc.
450 Park Avenue, 29th Floor
New York, NY 10022
Email:	jferraro@hc2.com
Attention:	Joseph A. Ferraro

with a copy (which shall not constitute notice to Seller for the purposes of this Section 9.02) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Email:	Todd.Freed@skadden.com
Jon.Hlafter@skadden.com
Attention:	Todd E. Freed
Jon A. Hlafter

to Purchaser or, after the Closing, the Company:
c/o MG Capital Management Ltd.
595 Madison Avenue, 29th Floor
New York, NY 10022
Email:	mike@mgcapitalpartners.com
Attention:	Michael Gorzynski

with a copy (which shall not constitute notice to Purchaser for the purposes of this Section 9.02) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Email:	afreedman@olshanlaw.com
mneidell@olshanlaw.com
Attention:	Andrew Freedman
Michael Neidell

Section 9.03          Amendment; Modification and Waiver.  Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, by the parties, or in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege

Section 9.04          Successors and Assigns.  Neither this Agreement nor any of the rights, interests or obligations under it may be, directly or indirectly, assigned, delegated, sublicensed or transferred any party, in whole or in part, to any other Person (including any bankruptcy trustee) by operation of law or otherwise, whether voluntarily or involuntarily, without the prior written consent of the other party, and any attempted or purported assignment in violation of this Section 9.04 will be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors, administrators and permitted assigns.

Section 9.05          No Third Party Beneficiaries.  Except as otherwise set forth in Section 5.08, nothing expressed or implied in this Agreement is intended to confer any rights, privileges, benefits, remedies, obligations or liabilities upon any Person, other than the parties and their respective successors, administrators and permitted assigns.

Section 9.06          Governing Law; Submission to Jurisdiction.

(a)          This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arising out of or relating to this Agreement or the negotiation, execution and delivery or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of New York without respect to its applicable principles of conflicts of laws that might require the application of the laws of another jurisdiction.

(b)          Each of the parties hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction and venue of the federal courts of the United States located in the Southern District of the State of New York or, if such courts do not have jurisdiction, the state courts of the State of New York sitting in the Borough of Manhattan (“New York Courts”) in any Action arising out of or relating to this Agreement, including the negotiation, execution or performance of this Agreement and agrees that all claims in respect of any such Action shall be heard and determined in the New York Courts, (ii) waives, to the fullest extent permitted by Law, (x) any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement in the New York Courts, including any objection based on its place of incorporation or domicile and (y) the defense of an inconvenient forum to the maintenance of such Action in any such court and (iii) agrees that a final and non-appealable judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of the parties consents and agrees that service of process, summons, notice or document for any action permitted hereunder may be delivered by registered mail addressed to it at the applicable address set forth in Section 9.02 or in any other manner permitted by Law.

Section 9.07          WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY BE BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY THEREOF OR ANY TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NEITHER THE OTHER PARTY NOR ITS REPRESENTATIVES, AGENTS OR ATTORNEYS HAVE REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 9.07.  ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.08          Specific Performance.  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached or threatened to be breached and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach.  It is accordingly agreed that without posting bond or other undertaking, the parties shall be entitled to injunctive or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.  In the event that any such action is brought in equity to enforce the provisions of this Agreement, no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law.  The parties further agree that (a) by seeking any remedy provided for in this Section 9.08, a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement and (b) nothing contained in this Section 9.08 shall require any party to institute any action for (or limit such party’s right to institute any action for) specific performance under this Section 9.08 before exercising any other right under this Agreement.  If, prior to the Outside Date, any party brings any Action in accordance with this Agreement to enforce specifically the performance of the terms and provisions hereof against any other party, the Outside Date shall be automatically extended (i) for the period during which such Action is pending, plus ten (10) Business Days or (ii) by such other time period established by the court presiding over such action on good cause shown, as the case may be.

Section 9.09          Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original, but all of which shall constitute one and the same agreement, and may be delivered by facsimile or other electronic means intended to preserve the original graphic or pictorial appearance of a document.

Section 9.10          Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

Section 9.11          Public Disclosure.  The parties shall agree on the form and content of any initial press release and, except with the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), shall not issue any other press release or other public statement or public communication with respect to this Agreement or the transactions contemplated hereby; provided that the parties may, without the prior written consent of the other party, make such public statement or issue such public communication (a) as may be required by Law, a Governmental Authority or the rules or regulations of any stock exchange or interdealer quotation service; provided, however, that, to the extent permitted by Law and practicable under the circumstances, the issuing party shall give the other party reasonable advance notice of any such disclosure and a reasonable opportunity to review and comment thereon prior to such public statement or communication being made, or (b) to enforce its rights or remedies under this Agreement.

Section 9.12          No Other Representations and Warranties; Due Investigation.

(a)          Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III, none of Seller or its Affiliates, nor any of its or their respective Representatives, makes or has made, and none of Purchaser or its Affiliates, nor any of its or their respective Representatives relies or has relied upon, any representation or warranty on behalf of Seller or otherwise in respect of the Acquired Companies, including as to the accuracy or completeness of any of information (including any projections, estimates or other forward-looking information) provided (including set forth in the Electronic Data Room or provided in any management presentations, information memoranda, supplemental information or other materials) or otherwise made available by or on behalf of Seller or as to the probable success or profitability of the Acquired Companies.  Purchaser expressly disclaims, and shall cause its Affiliates, and any of its or its Affiliates’ respective Representatives to expressly disclaim, any reliance on any and all representations and warranties, whether express or implied, other than those set forth in Article III.

(b)          Seller acknowledges and agrees that, except for the representations and warranties contained in Article IV, none of Purchaser or its Affiliates, nor any of its or their respective Representatives, makes or has made, and none of Seller or its Affiliates, nor any of its or their respective Representatives relies or has relied upon, any representation or warranty on behalf of Purchaser.  Seller expressly disclaims, and shall cause its Affiliates, and any of its or its Affiliates respective Representatives to expressly disclaim, any reliance on any and all representations and warranties, whether express or implied, other than those set forth in Article IV.

(c)          Purchaser has conducted its own independent review and analysis of the business, operations, technology, assets, liabilities, results of operations, financial condition and prospects of the Acquired Companies and acknowledges and agrees that Seller has provided Purchaser with access to the personnel, properties, premises and Books and Records related thereto for this purpose.  In entering into this Agreement, Purchaser has relied upon its own investigation and analysis, and Purchaser acknowledges and agrees that Seller and its Affiliates and their respective Representatives shall not have any liability or responsibility whatsoever to Purchaser or its Affiliates (including from and after the Closing the Acquired Companies) or any of their respective Representatives (including in Contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Purchaser or its Affiliates (including from and after the Closing the Acquired Companies) or any of their respective Representatives.  Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit the right of Purchaser to rely on, or the liability or responsibility of Seller with respect to, the representations and warranties expressly set forth in Article III.

(d)          Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement or any other agreement, document or instrument delivered or to be delivered pursuant hereto or thereto, Purchaser acknowledges and agrees that (i) it has had an opportunity to ask questions to Seller and its Affiliates relating to the Acquired Companies and their respective businesses and receive responses to such questions from Seller and its Affiliates and (ii) Seller makes no representations or warranties with respect to, and nothing contained in this Agreement, the Ancillary Agreements or in any other agreement, document or instrument to be delivered pursuant hereto or thereto is intended or shall be construed to be a representation or warranty, express or implied, of Seller, for any purposes of this Agreement, the Ancillary Agreements or any other agreement, document or instrument to be delivered pursuant hereto or thereto, in respect of (A) the adequacy or sufficiency of reserves of any Acquired Company, or (B) the effect of the adequacy or sufficiency of reserves of any Acquired Company on any line item, asset, liability or equity amount on any financial or other document.  Furthermore, Purchaser acknowledges and agrees that no fact, condition, development or issue relating to the adequacy or sufficiency of reserves of any Acquired Company may be used, directly or indirectly, to demonstrate or support the breach or violation of any representation, warranty, covenant or agreement of or by Seller contained in this Agreement or any Ancillary Agreement or any other agreement, document or instrument delivered or to be delivered in connection herewith or therewith.

(e)          Purchaser acknowledges that, to the extent that any representation or warranty of Seller herein is or becomes inaccurate or breached as a result of the compliance by the Acquired Companies with any directive, order or other legal requirement by any Governmental Authority or quasi-governmental authority in response to a Contagion Event, or any change in Law as a result thereof, then such representation or warranty shall not be deemed breached for any purpose under this Agreement.

Section 9.13          Release.  Effective as of the Closing, Purchaser, for itself and on behalf of its Affiliates (including the Acquired Companies), and its and their respective Representatives, hereby releases, waives, and forever discharges Seller, its Affiliates and its and their respective Representatives (each, a “Seller Releasee”) of and from any and all claims, suits, losses, damages, demands and liabilities, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law or equity arising out of, based upon or resulting from any Contract, transaction, event, circumstance, fact, action, failure to act or occurrence of any sort or type in each case in connection with the Acquired Companies or their business, conduct or operations prior to the Closing; provided that nothing contained in this Section 9.13 shall release, discharge, waive or otherwise affect the rights or obligations of any Seller Releasee to the extent a claim, suit, damage, loss, demand and liability arises out of, results from, relates to or is based upon this Agreement, any of the Ancillary Agreements or as set forth on Section 5.06 of the Seller Disclosure Schedule.

Section 9.14          Non-Recourse.  Notwithstanding anything herein to the contrary, no Representative, Affiliate of, or direct or indirect equity owner in, Purchaser shall have any personal liability to Seller or any other Person as a result of the inaccuracy or breach of any representation, warranty, covenant, agreement or obligation of Purchaser in this Agreement, and no Representative, Affiliate of, or direct or indirect equity owner in, Seller shall have any personal liability to Purchaser or any other Person as a result of the inaccuracy or breach of any representation, warranty, covenant, agreement or obligation of Seller in this Agreement; provided that, the foregoing shall not limit or waive any liability or obligation arising pursuant to Section 7.03(b) or the Equity Commitment Letter.

Section 9.15          Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all direct and indirect costs, fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby shall be borne by the party incurring such costs, fees and expenses; provided, however, that upon or following the Closing, the Acquired Companies shall reimburse Purchaser for such costs, fees and expenses.

Section 9.16          Privileged Communications; Privilege.  For good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, Purchaser, for itself and on behalf of its Affiliates and Subsidiaries, including, following the Closing, the Acquired Companies, hereby transfers and assigns to Seller any and all rights, privileges and ownership of any and all attorney-client privilege, attorney work product, legal advice and any other expectation of client confidentiality, in any form or format whatsoever, with respect to the evaluation, negotiation, documentation, execution, delivery, consummation and performance of this Agreement, the transactions contemplated hereby, alternative transactions similar to the transactions contemplated hereby but not consummated, Seller’s and its affiliates’ direct and indirect control of CGIC and its predecessor companies and any dispute, claim or proceeding between the parties or their respective Affiliates arising under or in connection thereto that, immediately prior to the Closing, would be deemed to be privileged communications between Seller or any Acquired Company (collectively, the “Seller Parties”), on the one hand, and the Seller Parties’ counsel, including their respective internal counsel and Skadden and Faegre, Drinker, Biddle & Reath LLP, on the other hand (the “Privileged Communications”). Privileged Communications shall not be disclosed or used by Purchaser or any Acquired Company in connection with any actual, threatened or potential dispute, claim or proceeding against the Seller or any of its Affiliates arising under, relating to or in connection with the matters arising out of or related to this Agreement.  The rights and privileges of the Privileged Communications shall be controlled, and waiver thereto may only be approved, by Seller, except as otherwise expressly provided herein. If there is a dispute between Purchaser and a Third Party, Purchaser may assert privilege against such Third Party with respect to the Privileged Communications but may not waive such privilege without the prior written consent of Seller. If Purchaser is required by any Action or Governmental Authority to disclose any Privileged Communications then, notwithstanding anything herein to the contrary, Purchaser shall promptly notify Seller (to the extent permissible under Law) prior to furnishing such information, and will seek reasonable arrangements, at Seller’s expense for its reasonable and documented out-of-pocket costs and expenses, to protect the Privileged Communications to the maximum extent practicable and only disclose that information required to comply with such Action or Governmental Authority.  All files, attorney notes, drafts or other documents in the Seller Parties’ counsel’s possession that are Privileged Communications shall be the property of Seller, and the Seller Parties’ counsel shall have no duty, and Purchaser may not request Seller Parties’ counsel, to disclose any Privileged Communications to Purchaser or any of its Affiliates or Representatives.  The Seller Parties’ counsel shall be deemed an express third-party beneficiary for purposes of this Section 9.16. Purchaser hereby agrees not to (and to cause its Affiliates and its and their respective Representatives not to) intentionally search for or use any Privileged Communications existing on any Acquired Company’s electronic backup systems, e-mail archives or other books and records following the Closing.  The existence of any Privileged Communications in any Acquired Company’s possession following the Closing shall not be deemed a waiver of the privilege related to such Privileged Communications and the parties agree to take all reasonable steps (including, in respect of Purchaser, causing its Affiliates and its and their respective Representatives to take all reasonable steps), at Seller’s expense for its reasonable and documented out-of-pocket costs and expenses, necessary to ensure such privilege shall survive the Closing.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

HC2 HOLDINGS 2, INC.

By:	/s/ Wayne Barr, Jr.
	Name:	Wayne Barr, Jr.
	Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

CONTINENTAL INSURANCE GROUP, LTD.

By:	/s/ Joseph Ferraro
	Name:	Joseph Ferraro
	Title:	Authorized Signatory

[Signature Page to Stock Purchase Agreement]

CONTINENTAL GENERAL HOLDINGS LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]